82-5025

CONSOLIDATED AND STANDALONE INTERIM FINANCIAL STATEMENTS

as at June 30, 2009

Orbis

dlw 9/9

Warsaw, August 21st, 2009

Ladies and Gentlemen,

In the first half-year of 2009 there was continued recession trend in economy. Its negative impact on results of Orbis S.A, started in third quarter of 2008 and tended to increase, being most significantly reflected in results of April current year. The above is depicted by level of sales of the Orbis Capital Group, which amounted in the first half-year to PLN 475 million, showing the expected decline as compared with exceptional results of the first half-year of 2008.

The Orbis Hotel Group achieved within that period PLN 341 million of sales revenue. Owing to the cost reduction program which brought more than PLN 6 million only in overheads and administrative expenses, the EBITDA result exceeded PLN 80 million, after eliminating one-offs. The lower, as compared with the past year, level of revenue should be attributed predominantly to a decrease in occupancy rate in hotels, both among foreign and domestic guests. Despite unfavorable conditions applicable to demand and high pressure of competition, it was succeeded to maintain an average price per room.

Highly unsatisfactory situation on the market of travel bureaus and tour-operators, caused by unfavorable PLN exchange rate and pessimistic moods of consumers, negatively influenced Orbis Travel results. Its revenues in the first half-year of 2009 (PLN 60 million) and EBITDA result (PLN -8 million) depict that the market of tourist services undergoes a deep crisis. The company continues the being introduced on a wide-scale restructuring program. Thanks to the undertaken activities, Orbis Travel should become better adjusted to the requirements of a contemporary market. However, it will take place just following the change of macro-economic situation.

Despite the crisis, Orbis Transport Group noted satisfactory results, achieving revenues comparable with the last year ones (81 mln), and most of all – increased EBIT and EBITDA results. Positive outcomes are brought by costs' reduction within the segment of international transports (among others liquidation of non-profitable connections, coach fleet outsourcing) and by active cost management in rent-a-car business. Orbis Transport Group even stronger focuses its activity on a short-term and long-term car rent, which generates 43 % of its total revenues.

Even though some improvement might be noticed in the leisure segment of the hotel business, usually performing well in summer, there is no change yet in the trend concerning corporate customers and one should wait for September / October for accurate data in this regard. The Orbis Hotel Group will keep on the saving program which should ease the negative impact of declined revenues to operational results in the current year. The Company will still continue investments in development of hotel network following the recent openings – in January Mercure Grand in Warsaw has been re-opened after a thorough modernization, Hotel Ibis in Kielce was handed over for use in May, and Etap in Toruń – in August.

Yours faithfully,

Jean-Philippe Savoye

President and CEO

AUDITOR'S REPORT ON THE REVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM 1 JANUARY 2009 TO 30 JUNE 2009

To the Shareholders and Supervisory Board of the Orbis Capital Group

I. We have reviewed the consolidated financial statements of the Orbis Capital Group, with Orbis S.A. having its registered office in Warsaw, ul. Bracka 16 acting as the parent, including:

- consolidated statement of financial position as of 30 June 2009 with total assets and liabilities plus equity of PLN 2,533,023 thousand;
- consolidated statement of comprehensive income for the period from 1 January 2009 to 30 June 2009 disclosing a net loss of PLN 12,035 thousand and total comprehensive loss of PLN 11,575 thousand;
- statement of changes in consolidated equity for the period from 1 January 2009 to 30 June 2009, disclosing a decrease in equity of PLN 11,575 thousand;
- consolidated cash flow statement for the period from 1 January 2009 to 30 June 2009, showing a cash inflow of PLN 48,245 thousand;

  additional information, including information on the adopted accounting policy and other explanatory notes.

II. The Management Board of the parent of the Orbis Capital Group is responsible for the fairness, correctness and clarity of the information presented in the consolidated financial statements. Our responsibility was to review these consolidated financial statements.

The consolidated financial statements of the Orbis Capital Group for the six month period ended 30 June 2009 include the financial data of 9 subsidiaries consolidated in line with the full method and one associate consolidated in line with the equity method. The financial statements of two subsidiaries and one associate were not subject to a review by entities authorized to audit financial statements. The share of the financial statements which were not subject to the review in the consolidated balance sheet total before consolidation adjustments is 0.7%, whereas in the consolidated revenues before consolidation adjustments: 2.34%.

III. Except for the issue described in the next paragraph, we conducted the review in line with applicable Polish regulations and auditing standards issued by the National Council of Statutory Auditors. These standards require us to plan and conduct the review in such a way as to obtain reasonable assurance that the consolidated financial statements are free from material misstatements. Our review was conducted mainly based on an analysis of data included in the consolidated financial statements, examination of consolidation documentation as well as information provided by the Management Board and the financial and accounting personnel of the parent. The scope and methodology of a review of consolidated financial statements are substantially different from an audit. It is not an objective of the review to express an opinion on the fairness, correctness and clarity of the consolidated financial statements. Therefore, no such opinion is being issued.

IV. During the audited period a subsidiary - PBP Orbis Sp. z o.o. - in which Orbis S.A. holds 95% of shares, carried out a project involving implementation of a new finance and accounting system. Due to the work performed, the above entity was unable to verify its receivables, liabilities as well as cash in hand and in transit as regards their recognition, presentation, ageing analysis and measurement as of the balance sheet date. In line with the entries in the accounting records of PBP Orbis Sp. z o.o. before consolidation eliminations, the value of the aforementioned items was as follows: cash in hand and in transit PLN 2,624 thousand, trade receivables PLN 69,647 thousand, other receivables PLN 16,546 thousand, trade liabilities PLN 59,029 thousand, other liabilities PLN 29,964 thousand.
In view of the above, we were unable to confirm the correctness and we are not expressing an opinion on the value, presentation and measurement of cash in hand and in transit, trade receivables, other receivables, trade liabilities and other liabilities as of 30 June 2009, included in the consolidated financial statements and pertaining to PBP Orbis Sp. z o. o. to the extent the above are derived from the accounting entries of PBP Orbis Sp. z o. o.

V. As stated in Note 1.1. of the additional information and explanations, as of the preparation date of the first financial statements in line with the International Financial Reporting Standards, the Management Board of the parent considered various interpretations with respect to IAS 17

and decided that land perpetual usufruct rights received free of charge as a result of privatization of the Capital Group entities ought to be recognized in the balance sheet in values determined by independent measurement.

As of 30 June 2009 and 30 June 2008 the net value of the aforementioned rights presented under fixed assets amounted to PLN 335,920 thousand and PLN 339,578 thousand, respectively, and under investment property: PLN 30,091 thousand and PLN 30,500 thousand, respectively. Additionally, as of 30 June 2009 and 30 June 2008 the Group created a provision for deferred tax related to the rights received free of charge in the amount of PLN 69,542 thousand and PLN 70,315 thousand, respectively. In our opinion, due to the fact that the ownership title is not transferred to the Group upon contract termination, in line with IAS 17 such rights are regarded as operating lease and ought to be disclosed in off-balance sheet records. Had the land perpetual usufruct rights received free of charge not been recognized in the balance sheet, the financial profit/loss for the six month period ended 30 June 2009, including deferred tax, would have been higher by PLN 1,997 thousand, whereas the previous year profit/loss as of 30 June 2009 and 31 December 2008 would have been lower by PLN 298,466 thousand and PLN 302,336 thousand, respectively. In a similar way, the financial profit/loss for the six month period ended 30 June 2008 would have been PLN 2,150 thousand higher and the previous year profit/loss as of 30 June 2008 would have been lower by PLN 301,913 thousand.
Additionally, under property, plant and equipment the Group recognized land perpetual usufruct rights acquired for consideration, which amounted to PLN 47,315 thousand as of 30 June 2009 and PLN 47,325 thousand as of 30 June 2008. In our opinion, in line with IAS 17 the aforementioned rights should be classified as operating leases, whereas the value of payment ought to be recognized under long-term prepayments and settled over time.

VI. Except for the effects of adjustments which might have been necessary as a result of changes in the classification of the land perpetual usufruct rights described in paragraph V above as well as the potential effects of issues related to the recognition value of selected items of the balance sheet of PBP Orbis Travel Sp. z o.o. described in paragraph IV above, our review did not identify a need to introduce other significant changes to the attached consolidated financial statements so that they would provide a fair and clear view of the financial and economic position of the Orbis Capital Group as of 30 June 2009 and its financial profit/loss for the period from 1 January 2009 to 30 June 2009, in line with the International Financial Reporting Standards in the wording approved by the European Union.

Grzegorz Warzocha
no. .90035

represented by

Entity authorized to audit
financial statements entered under
number 73 on the list kept by the
National Council of Statutory Auditors

Warsaw, 21 August 2009

The above report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

AUDITOR'S REPORT ON THE REVIEW OF THE CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD FROM 1 JANUARY 2009 TO 30 JUNE 2009

To the Shareholders and Supervisory Board of Orbis S.A.

We have reviewed the attached condensed interim financial statements of Orbis S.A. with registered office in Warsaw, ul. Bracka 16, including: .

- statement of financial position as of 30 June 2009 with total assets and liabilities plus equity of PLN 2,401,288 thousand;
- statement of comprehensive income for the period from 1 January 2009 to 30 June 2009, disclosing a net profit of PLN 15,585 thousand and total comprehensive income of PLN 15,585 thousand;
- statement of changes in equity for the period from 1 January 2009 to 30 June 2009, disclosing an increase in equity of PLN 15,585 thousand;
- statement of cash flows showing a cash inflow of PLN 40,532 thousand in the period from 1 January 2009 to 30 June 2009;
- additional information, including information on the adopted accounting policy and other explanatory notes.

The Management Board of Orbis S.A. is responsible for the fairness, correctness and clarity of the information presented in the financial statements. Our responsibility was to review these financial statements.

We have conducted the review in line with legal regulations valid in Poland and auditing standards issued by the National Council of Statutory Auditors. These standards require us to plan and conduct the review in such a way as to obtain reasonable assurance that the financial statements are free from material misstatements. Our review was conducted mainly based on an analysis of data included in the financial statements, examination of the accounting records as well as information provided by the management and the financial and accounting personnel of the Company. The scope and methodology of a review of financial statements significantly differ from an audit, which is aimed at expressing an opinion on the financial statements. Therefore, no such opinion is being issued.

As stated in point 1.1. of the additional information and explanations, as of the preparation date of the first financial statements in line with the International Financial Reporting Standards, the Management Board considered various interpretations with respect to IAS 17 and decided that land perpetual usufruct rights received free of charge as a result of the Company's privatization ought to be recognized in the balance sheet in values determined by independent measurement.
As of 30 June 2009 and 30 June 2008 the net value of the aforementioned rights presented under fixed assets amounted to PLN 283,291 thousand and PLN 289,509 thousand, respectively, and under investment property: PLN 80,555 thousand and PLN 79,029 thousand, respectively. Additionally, as of 30 June 2009 and 30 June 2008 the Company created a provision for deferred tax related to the rights received free of charge in the amount of PLN 69,131 thousand and PLN 70,022 thousand, respectively. In our opinion, due to the fact that the ownership title is not transferred to the Company upon contract termination, in line with IAS 17 such rights are regarded as operating lease and ought to be disclosed in off-balance sheet records. Had the land perpetual usufruct rights received free of charge not been recognized in the balance sheet, the financial profit/loss for the six month period ended 30 June 2009, including deferred tax, would have been higher by PLN 1,986 thousand, whereas the previous year profit/loss as of 30 June 2009 and 31 December 2008 would have been lower by PLN 296,701 thousand and PLN 300,542 thousand, respectively. In a similar way, the financial profit/loss for the six month period ended 30 June 2008 would have been

PLN 1,969 thousand higher and the previous year profit/loss as of 30 June 2008 would have been lower by PLN 300,485 thousand.

Additionally, under property, plant and equipment the Company recognized land perpetual usufruct rights acquired for consideration, which amounted to PLN 15,020 thousand as of 30 June 2009 and PLN 15,347 thousand as of 30 June 2008. In our opinion, in line with IAS 17 the aforementioned rights should be classified as operating leases, whereas the value of payment ought to be recognized under long-term prepayments and settled over time.

Except for the effects of the above adjustments with respect to classification of land perpetual usufruct rights, our review did not identify a need to introduce other significant changes to the attached condensed interim financial statements so that they would provide a fair and clear view of the financial and economic position of Orbis S.A. as of 30 June 2009 and its financial profit/loss for the period from 1 January 2009 to 30 June 2009, in line with the International Financial Reporting Standards in the wording approved by the European Union and applicable to interim financial reporting.

Grzegorz Warzocha
no. 90035

represented by

Entity authorized to audit
financial statements entered under
number 73 on the list kept by the
National Council of Statutory Auditors

Warsaw, 21 August 2009

The above report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

The Consolidated Financial Statements
PSr 2009

For the half-year of 2009 covering the period from January 1, to June 30, 2009

The issuer:

Orbis Spółka Akcyjna
ul. Bracka 16
00-028 Warszawa

Orbis Capital Group

SELECTED FINANCIAL FIGURES

	in PLN '000		in EUR '000	
	1 st half of 2009	1 st half of 2008	1 st half of 2009	1 st half of 2008
CONSOLIDATED INCOME STATEMENT				
Net sales of services	473 248	550 117	104 738	158 189
Operating profit	4 886	34 900	1 081	10 036
Net profit/loss for the period	(12 035)	20 373	(2 664)	5 858
Net profit/loss attributable to equity holders of the parent	(11 475)	20 653	(2 540)	5 939
CONSOLIDATED STATEMENT OF CASH FLOWS				
Net cash flow from operating activity	136 553	80 044	30 222	23 017
Net cash flow from investing activities	(69 370)	(154 914)	(15 353)	(44 546)
Net cash flow from financing activities	(18 938)	39 904	(4 191)	11 475
Net cash flow, total	48 245	(34 966)	10 677	(10 055)
PROFIT/LOSS PER COMMON SHARE (IN PLN)				
Profit/loss per share attributable to the equity holders of the Company for the period	(0,25)	0,45	(0,06)	0,13

	in PLN '000		in EUR '000	
	balance as at June 30, 2009	balance as at December 31, 2008	balance as at June 30, 2009	balance as at December 31, 2008
CONSOLIDATED STATEMENT OF FINANCIAL POSITION				
Non-current assets	2 240 047	2 252 073	501 174	539 755
Current assets	289 382	238 724	64 744	57 215
Total equity	1 795 183	1 806 758	401 643	433 026
Shareholders' equity attributable to equity holders of the parent	1 794 301	1 805 317	401 446	432 681
Non-current liabilities	381 223	374 436	85 292	89 741
Current liabilities	356 617	314 843	79 787	75 458

Orbis Spółka Akcyjna

SELECTED FINANCIAL FIGURES

	in PLN' 000		in EUR' 000	
	1 st half of 2009	1 st half of 2008	1 st half of 2009	1 st half of 2008
INCOME STATEMENT				
Net sales of services	271 282	314 109	60 039	90 323
Operating profit	24 919	60 786	5 515	17 479
Net profit for the period	15 585	47 885	3 449	13 770
STATEMENT OF CASH FLOWS				
Net cash flow from operating activity	98 630	35 260	21 829	10 139
Net cash used in investing activities	(39 677)	(90 159)	(8 781)	(25 926)
Net cash used in financing activities	(18 421)	34 401	(4 077)	9 892
Net cash flow, total	40 532	(20 498)	8 970	(5 894)
PROFIT PER ORDINARY SHARE (IN PLN)				
Profit per share for the period	0,34	1,04	0,07	0,30

	in PLN' 000		in EUR' 000	
	balance as at June 30, 2009	balance as at December 31, 2008	balance as at June 30, 2009	balance as at December 31, 2008
STATEMENT OF FINANCIAL POSITION				
Non-current assets	2 191 075	2 230 137	490 217	534 497
Current assets	210 213	183 079	47 032	43 879
Shareholders' equity	1 723 698	1 708 113	385 649	409 384
Non-current liabilities	357 017	367 374	79 877	88 049
Current liabilities	320 573	337 729	71 723	80 944

The condensed consolidated interim financial statements of the Orbis Group as at June 30, 2009 and for 6 months ended June 30, 2009

August 21, 2009

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at June 30, 2009

Assets	balance as at June 30, 2009	balance as at December 31, 2008	balance as at June 30, 2008
Non-current assets	**2 240 047**	**2 252 073**	**2 170 533**
Property, plant and equipment	2 073 690	2 087 148	2 006 814
Intangible assets, of which:	111 817	111 276	110 707
- goodwill	108 328	108 328	108 328
Investment in an associated company consolidated using the equity method of accounting	8 088	8 971	8 346
Available-for-sale financial assets	1 935	1 935	1 970
Other financial assets	1 792	2 315	2 104
Investment property	38 228	38 731	39 233
Other long-term investments	552	552	552
Deferred income tax assets	3 945	1 145	807
Current assets	**289 382**	**238 724**	**280 512**
Inventories	7 763	7 161	11 801
Trade receivables	115 856	67 357	102 199
Income tax receivables	168	7 745	52
Other short-term receivables	51 612	90 723	95 074
Cash and cash equivalents	113 983	65 738	71 386
Non-current assets held for sale	**3 594**	**5 240**	**14 557**
Total assets	**2 533 023**	**2 496 037**	**2 465 602**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, continued

as at June 30, 2009

Equity and Liabilities	balance as at June 30, 2009	balance as at December 31, 2008	balance as at June 30, 2008
Total equity	**1 795 183**	**1 806 758**	**1 799 951**
Capital and reserves attributable to equity holders of the Company	**1 794 301**	**1 805 317**	**1 798 407**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Retained earnings	1 142 856	1 154 331	1 148 465
Foreign currency translation reserve	358	(101)	(1 145)
Minority holdings	**882**	**1 441**	**1 544**
Non-current liabilities	**381 223**	**374 436**	**329 523**
Borrowings	283 634	283 567	233 923
Deferred income tax liability	47 719	52 556	55 812
Other non current liabilities	13 824	2 147	4 171
Provision for pension and similar benefits	36 026	36 146	35 596
Provisions for liabilities	20	20	21
Current liabilities	**356 617**	**314 843**	**336 128**
Borrowings	146 303	150 156	93 697
Trade payables	92 566	81 915	80 752
Current income tax liabilities	4 214	26	4 976
Other current liabilities	103 579	70 514	147 541
Provision for pension and similar benefits	7 086	7 038	6 420
Provisions for liabilities	2 869	5 194	2 742
Total equity and liabilities	**2 533 023**	**2 496 037**	**2 465 602**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED INCOME STATEMENT

for the first half of 2009

	1 st half of 2009	1 st half of 2008
Net sales of services	473 248	550 117
Net sales of products, merchandise and raw materials	2 145	2 083
Cost of services, products, merchandise and raw materials sold	(374 371)	(410 427)
Gross profit on sales	**101 022**	**141 773**
Other operating income	7 310	5 472
Distribution & marketing expenses	(25 180)	(27 196)
Overheads & administrative expenses	(68 844)	(79 008)
Other operating expenses	(9 422)	(6 141)
Operating profit	**4 886**	**34 900**
Financial expenses	(13 930)	(9 393)
Share in net profits/loss of subsidiaries, affiliates and associated companies	(884)	279
Profit/loss before tax	**(9 928)**	**25 786**
Income tax expense	(2 107)	(5 413)
Net profit/loss for the period	**(12 035)**	**20 373**
Ascribed to:		
Shareholders of the controlling company	(11 475)	20 653
Minority shareholders	(560)	(280)
	(12 035)	**20 373**

Total profit/loss for the period relates to continued operations.

Profit/loss per common share (in PLN)		
Profit/loss per share attributable to the equity holders of the Company for the period	(0,25)	0,45

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the first half of 2009

	1 st half of 2009	1 st half of 2008
Net profit/loss for the period	**(12 035)**	**20 373**
Gains/losses on exchange differences on translation	459	(297)
Other embraced income and expensive	1	0
Other comprehensive income/ loss before tax	**460**	**(297)**
Income tax expense from other comprehensive income	0	0
Other comprehensive income/loss after tax	**460**	**(297)**
Total comprehensive income/ loss for the period	**(11 575)**	**20 076**
Ascribed to:		
Shareholders of the controlling company	(11 016)	20 356
Minority shareholders	(559)	(280)
	(11 575)	**20 076**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for the first half of 2009

	Capital attributable to equity holders of the Company					
	Share capital	Other capital	Retained earnings	Gains/losses on exchange differences on translation	Minority interests	Total
Twelve months ended on December 31, 2008						
Balance as at January 1, 2008	**517 754**	**133 333**	**1 146 243**	**(848)**	**1 824**	**1 798 306**
- profit (loss) for the period	0	0	26 519	0	(407)	**26 112**
- other embraced income and expensive	0	0	0	747	24	**771**
Total comprehensive income/loss	**0**	**0**	**26 519**	**747**	**(383)**	**26 883**
- dividends	0	0	(18 431)	0	0	**(18 431)**
Balance as at December 31, 2008	**517 754**	**133 333**	**1 154 331**	**(101)**	**1 441**	**1 806 758**
of which: six months ended on June 30, 2008						
Balance as at January 1, 2008	**517 754**	**133 333**	**1 146 243**	**(848)**	**1 824**	**1 798 306**
- profit (loss) for the period	0	0	20 653	0	(280)	**20 373**
- other embraced income and expensive	0	0	0	(297)	0	**(297)**
Total comprehensive income/loss	**0**	**0**	**20 653**	**(297)**	**(280)**	**20 076**
- dividends	0	0	(18 431)	0	0	**(18 431)**
Balance as at June 30, 2008	**517 754**	**133 333**	**1 148 465**	**(1 145)**	**1 544**	**1 799 951**
Six months ended on June 30, 2009						
Balance as at January 1, 2009	**517 754**	**133 333**	**1 154 331**	**(101)**	**1 441**	**1 806 758**
- profit (loss) for the period	0	0	(11 475)	0	(560)	**(12 035)**
- other embraced income and expensive	0	0	0	459	1	**460**
Total comprehensive income/loss	**0**	**0**	**(11 475)**	**459**	**(559)**	**(11 575)**
- dividends	0	0	0	0	0	**0**
Balance as at June 30, 2009	**517 754**	**133 333**	**1 142 856**	**358**	**882**	**1 795 183**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CASH FLOWS

for the first half of 2009

	1 st half of 2009	1 st half of 2008
OPERATING ACTIVITIES		
Profit/loss before tax	**(9 928)**	**25 786**
Adjustments:	**144 477**	**72 870**
Share in net profit /loss of companies consolidated using the equity method of accounting	884	(279)
Depreciation and amortization	86 061	84 917
(Gain) loss on foreign exchange differences	1 241	(275)
Interests	12 567	9 310
Profit/loss on investing activity	930	(702)
Change in receivables	(22 283)	(79 870)
Change in current liabilities, excluding borrowings	66 464	63 015
Change in provisions	(2 397)	(887)
Change in inventories	(602)	(2 398)
Other adjustments	1 612	39
Cash from operating activities	**134 549**	**98 656**
Income tax paid	2 004	(18 612)
Net cash flow from operating activities	**136 553**	**80 044**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment and intangible assets	18 156	9 906
Proceeds from sale of short-term securities	0	17 983
Interests received	3	17
Purchase of property, plant and equipment and intangible assets	(86 528)	(170 595)
Purchase of related entities	(819)	(1 242)
Purchase of short-term securities	0	(10 983)
Other investing cash flow	(182)	0
Net cash flow from investing activities	**(69 370)**	**(154 914)**
FINANCING ACTIVITIES		
Proceeds from borrowings	4 517	70 013
Repayment of borrowings	(7 005)	(20 303)
Interest payment	(15 198)	(8 252)
Financial lease payments	(1 252)	(1 406)
Other financial cash flow	0	(148)
Net cash flow from financing activities	**(18 938)**	**39 904**
Change in cash and cash equivalents	**48 245**	**(34 966)**
Cash and cash equivalents at the beginning of period	**65 738**	**106 352**
Cash and cash equivalents at the end of period	**113 983**	**71 386**
of which those with restricted availability	0	4 145

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE ORBIS GROUP AS AT JUNE 30, 2009 AND FOR 6 MONTHS ENDED JUNE 30, 2009.

TABLE OF CONTENTS

1. GENERAL INFORMATION

The condensed interim consolidated financial statements of the Orbis Group for the first half of 2009 present a statement of financial position as at June 30, 2009, as well as at December 31, 2008 and June 30, 2008, statement of changes in equity for the first half of 2009, as well as for 2008 and the first half of 2008, income statement, statement of comprehensive income and cash flow statement, covering the data for the first half of 2009 and for the first half of 2008, as well as explanatory notes to the abovementioned financial statements.

These financial statements comprise the parent company and its subsidiaries (jointly referred to as the "Orbis Group" or the "Group"). The Orbis Group carries out business in the hospitality industry (hotel, tourist and transport sectors).

The parent company of the Orbis Group is **Orbis S.A.** with its corporate seat in Warsaw, at ul. Bracka 16, 00-028 Warsaw, Poland, entered into the Register of Businesses maintained by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that operates a network of 41 hotels (8,326 rooms as at June 30, 2009) in 27 major cities, towns and resorts in Poland and it manages two other hotels. The Company's hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands. Additionally, the Company owns 7 hotels of the Etap brand and 1 Mercure hotel, which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.

Orbis S.A. leads the **Orbis Group** which is formed of companies from the hotel, tourist and transport sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o., Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.
Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network economy hotels: nine Ibis hotels, seven Etap hotels, two Novotels and one Mercure hotel. The Company's hotels offer in aggregate 2 775 rooms in 10 towns in Poland. In addition, the Company operates Novotel Vilnius in Lithuania through its subsidiary UAB Hekon.
Polskie Biuro Podróży Orbis Sp. z o.o. running its activities under the business name of Orbis Travel is the largest Polish travel agent: a major organizer of foreign outgoing and incoming tourism and domestic traffic. In addition, the company specializes in business travel services and acts as an agent in the sales of transport tickets.
Orbis Transport Sp. z o.o. is a major Polish carrier in the international coach connections segment and is among the leading companies on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

The full list of companies forming the Orbis Group is presented in point 2.1 of these financial statements. Changes in the composition of the Orbis Group as well as organizational and business changes since the date of publication of the last financial statements have been outlined in point 2.2 of these financial statements.

The financial statements of the companies forming the Group are recognized in the currency of the primary economic environment in which the companies operate (the "functional currency"). The consolidated financial statements are presented in Polish zloty (PLN) which is the presentation and functional currency of the parent company.

All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts are quoted in PLN thousands, unless otherwise stated)

1.1 BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

These condensed interim consolidated financial statements have been prepared in accordance with the International Accounting Standard 34 "Interim Financial Statements" (IAS 34) and in accordance with the applicable International Financial Reporting Standards (IFRS) relating to interim financial reporting, approved by the European Union, published and binding as at the date of these financial statements (please also refer to the note no. 1.2).

Preparing financial statements in accordance with IFRS requires applying certain key accounting estimates. The Management Board must also take a number of subjective decisions concerning the application of the Group's accounting policies. The areas which are more complex or require a subjective judgment, as well as areas in which the assumptions and estimates are significant for the financial statements as a whole were described in the notes to the attached financial statements.

As regards the accounting for rights obtained to perpetual usufruct of land, the Management Board has considered various interpretations of IAS 17 available on the market and concluded that the rights to perpetual usufruct of land obtained as a result of administrative decisions should be recognized in the balance sheet. Such land forms part of the Group's hotel properties (i.e. cash generating units) as it contributes to the results and cash flows generated by hotels. Hence, land constitutes part of the fair value of real estate. Certain rights to perpetual usufruct of land were purchased by the Group and initially recognized at purchase price (at market value). The Company received other rights from the state as part of hotel properties. The value of these rights was presented at amounts established on the basis of independent valuation based on IFRS1. The value of rights obtained to perpetual usufruct of land recognized in the balance sheet amounted to PLN 366 011 thousand as at June 30, 2009, PLN 368 486 thousand as at December 31, 2008 and PLN 370 078 thousand as at June 30, 2008. The value of deferred income tax liability concerning these rights amounted to PLN 69 542 thousand as at June 30, 2009, PLN 70 012 thousand as at December 31, 2008 and PLN 70 315 thousand as at June 30, 2008.

The attached condensed interim consolidated financial statements have been prepared on the assumption that the parent company and Group companies will continue as a going concern in the foreseeable future (see point 4.3 of these financial statements).

These consolidated financial statements were approved by the Management Board on August 21, 2009.

1.2 CHANGES IN ACCOUNTING POLICIES

The basic accounting policies and calculation methods applied in the preparation of these condensed interim financial statements were presented in note 2.1 of additional information to the annual financial statements for 2009. These policies have been applied in a continuous manner in all years covered by these financial statements and have not been subject to any significant changes since the last annual financial statements, except those resulting from amendments to the provisions in force.

Adoption of standards, amendments to standards and interpretations which are compulsory as at January 1, 2009

<u>The following standards or amendments to standards and interpretations (already endorsed or in the process of being endorsed by the European Union) have become effective and are compulsory as at January 1, 2009:</u>

- IFRS 8 "Operating Segments",
- Revised IAS 23 "Borrowing Costs",
- Revised IAS 1 "Presentation of Financial Statements",
- Amendment to IFRS 2 "Share-based Payment – Vesting Conditions and Cancellations",
- Amendments to IAS 32 "Financial Instrument: Presentation" and to IAS 1 "Presentation of Financial Statement – Puttable Financial Instruments and Obligations Arising on Liquidation",
- Improvements to International Financial Reporting Standards – a collection of amendments to IFRSs, the amendments are effective, in most cases, for annual periods beginning on or after 1 January 2009,

(all amounts are quoted in PLN thousands, unless otherwise stated)

- Amendments to IFRS 1 "First-time Adoption of International Financial Reporting Standards" and IAS 27 "Consolidated and Separate Financial Statements - Cost of an Investment in Subsidiary, Jointly Controlled Entity or Associate",
- IFRIC 15 "Agreements for the Construction of Real Estate". This interpretation has not been endorsed by the European Union,
- IFRIC 16 "Hedges of a Net Investment in a Foreign Operation" applicable for financial years beginning on or after 1 October 2008.

Except for revised IAS 1 and revised IAS 23, the adoption of the standards and interpretations presented above did not result in any significant changes to the Group accounting policies and to presentation of the financial statements.

- Adoption of revised IAS 1

Changes resulting from adoption of IAS 1 (as revised in 2007) are described in the subsequent section "Changes in presentation of the financial statements".

- Adoption of revised IAS 23

Starting from 1 January 2009, borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset. Until 2008 the Group followed the benchmark treatment suggested by IAS 23 and all borrowing costs were expensed as incurred. The Group has not acquired, constructed or produced assets that will necessarily take a substantial period of time to get ready for its intended use or sale in the first half of 2009. As a result the Group has not capitalized any borrowing costs in the first half of 2009.

Standards and interpretations issued but not yet adopted

Management has not opted for early application of the following standards and interpretations (already endorsed or in the process of being endorsed by the European Union):

- Revised IFRS 3 "Business Combinations" applicable for financial years beginning on or after 1 July 2009,
- Revised IAS 27 "Consolidated and Separate Financial Statements" applicable for financial years beginning on or after 1 July 2009,
- Amendments to IAS 39 "Financial Instruments: Eligible Hedged Items" applicable for financial years beginning on or after 1 July 2009. These amendments have not been endorsed by the European Union,
- Revised IFRS 1 "First-time Adoption of International Financial Reporting Standards" applicable for financial years beginning on or after 1 July 2009. This standard has not been endorsed by the European Union,
- IFRIC 17 "Distribution of Non-cash Assets to Owners" applicable for financial years beginning on or after 1 July 2009. This interpretation has not been endorsed by the European Union,
- IFRIC 18 "Transfers of Assets from Customers" applicable for financial years beginning on or after 1 July 2009. This interpretation has not been endorsed by the European Union,
- Improvements to International Financial Reporting Standards – a collection of amendments to IFRSs, the amendments are effective, in most cases, for annual periods beginning on or after 1 January 2010. These amendments have not been endorsed by the European Union,

The following amendments haven't been endorsed by the European Union

- IFRS for Small and Medium Entities. It is effective immediately on issue (9 July 2009). This standard has not been endorsed by the European Union.
- Amendments to IFRS 1 " First – time Adoption of IFRS" are effective for annual periods beginning on or after 1 January 2010. These amendments have not been endorsed by the European Union.

Management is currently analyzing the practical consequences of these new standards and interpretations and the impact of their application on the financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Changes in presentation of the financial statements

- Adoption of revised IAS 1

As a result of endorsement of IAS 1 (as revised in 2007) "Presentation of Financial Statements", the consolidated statement of changes in equity in these consolidated financial statements presents only transactions between shareholders (owner changes), other components being included in a separate consolidated statement of comprehensive income.

- Adoption of IFRS 8

IFRS 8 "Operating Segments" supersedes IAS 14 "Segment reporting". IFRS 8 provides for the reporting of data relating to the Group operating segments based on the internal reporting and used by the Chief Executive Officer in order to decide about the allocation of resources and the assessment of the operating segments' performance. The amounts required to be disclosed need to be based on the amounts that are reported internally to the Chief Executive Officer which may not be IFRS-based numbers. IAS 14 required information on two levels: business segments and geographical segments.

Other changes

- As compared to figures as at June 30, 2008 published in the consolidated report for 2008, these financial statements include changes related to the presentation of contributions and valuation of share capital due to hyperinflation in the Transport Group. These changes reduced the shareholders' equity of the Orbis Group by PLN 2 021 thousand and the deferred income tax liability by PLN 648 thousand. These presentation adjustments reduced the balance sheet total by PLN 2 669 thousand.

Figures from the balance sheet and the income statement prepared in Lithuanian litas (LTL) by the consolidated company UAB Hekon seated on the territory of Lithuania have been converted into the Polish currency at the average exchange rate quoted by the National Bank of Poland as at June 30, 2009 (1LTL=1,2945 PLN for assets and liabilities) and at the exchange rate being the arithmetic mean of average exchange rates quoted by the National Bank of Poland at the day ending each month of the financial year (1LTL=1,3086 PLN for income statement). All resulting foreign exchange differences are recognized as a component of equity.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation of half-end exchange rates of monetary assets and liabilities (1USD=3,1733 PLN, 1EUR=4,4696 PLN, exchange rates table of National Bank of Poland, June 30, 2009) are recognized in the income statement.

1.3 CORRECTIONS OF ERRORS OF PRIOR PERIODS

In the current period no significant errors of prior periods were corrected.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2. THE ORBIS GROUP

2.1 COMPANIES FORMING THE GROUP AND THE GROUP'S ASSOCIATES

The table below presents all subsidiaries and associates in which Orbis S.A. holds interests, directly or indirectly.

Subsidiaries - company name and registered address	**% of share in capital**	**% of votes at the GM**	**core business**	**Associates -** company name and registered adres	**% of share in capital**	**% of votes at the GM**	**core business**
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel and food&beverage	Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games of chance
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel and food&beverage				
ORBIS Transport Sp. z o.o.	directly 98,88%; indirectly 0,17%	directly 98,88%; indirectly 0,17%	transport				
PBP Orbis Sp. z o.o.	directly 95,08%	directly 95,08%	tourism				
Orbis Kontrakty Sp. z o.o.	directly 80%; indirectly 20%	directly 80%; indirectly 20%	organization of purchases				
UAB Hekon	indirectly 100%	indirectly 100%	hotel and food&beverage				
PKS Tarnobrzeg Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	transport				
PKS Gdańsk Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	transport				
Inter Bus Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	coach transport				
Capital Parking Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	rental of parking lots				
PMKS Sp. z o.o.	indirectly 70,82%	indirectly 70,82%	city transport				

2.2 EFFECTS OF CHANGES IN THE STRUCTURE OF THE ORBIS GROUP AND COMPANIES BELONGING TO THE GROUP

In the 1st half of 2009 there were no mergers of operations, acquisitions or divestments of subsidiaries or long-term investments.

The company PBP Orbis Sp. z o.o. continued the restructuring program approved in September 2008. Due to the intensifying economic crisis, the program was additionally modified with a view to curb costs. The first phase of reorganization consisting in centralizing finance and accounting, marketing, administration as well as payroll services have been finalized. Works on further reorganization of the Company and building new IT system architecture are pending.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Costs of restructuring and costs of setting aside reserves also were also reported in Orbis S.A. as a result of continued implementation of the Company's development strategy.

Restructuring costs are presented in point 8.2 of these financial statements.

2.3 NON-CONSOLIDATED COMPANIES

Subsidiaries and associates which are not material to the balance sheet total and financial result of the Group are not consolidated. The table below presents companies that have not been consolidated.

NON-CONSOLIDATED COMPANIES	% of share in capital	% share in the Group's net revenues	% share in the Group's balance sheet total
Wioska Turystyczna Wilkasy Sp. z o.o.	100,00%	0,12%	0,17%
PMKS Sp. z o.o.	70,82%	0,36%	0,08%
TOTAL		**0,48%**	**0,25%**

(all amounts are quoted in PLN thousands, unless otherwise stated)

3. INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

3.1 NOTES TO INCOME STATEMENT

NET SALES	1st half of 2009	1st half of 2008
Net sales of services	473 248	550 117
of which: from related parties	*3 492*	*3 699*
Net sales of products, merchandise and raw materials	2 145	2 083
Net sales of services, products, merchandise and raw materials, total	**475 393**	**552 200**

OTHER OPERATING INCOME	1st half of 2009	1st half of 2008
Gains on disposal of non-financial non-current assets	190	765
Gains on disposal of other assets	0	14
Interest income on lending and receivables	554	579
Other operating income, of which:	6 566	4 114
release of provisions, of which:	630	332
- provision for court litigations	242	0
- other liabilities	388	332
interest on deposits	359	1 291
indemnities received	1 763	704
sale of currencies in exchange offices	156	224
foreign exchange gains	1 370	64
reversal of impairment of PP&E	57	45
cost refund	745	0
other	1 486	1 454
Other operating income, total	**7 310**	**5 472**

EXPENSES BY NATURE	1st half of 2009	1st half of 2008
Depreciation and amortization	(86 061)	(84 917)
Raw materials and energy used	(69 625)	(76 332)
External services	(129 614)	(163 209)
Taxes and charges	(17 470)	(17 370)
Employee benefit expense	(137 245)	(147 628)
Other expenses by nature (for)	(28 399)	(29 885)
- advertising and representation	(3 380)	(3 075)
- input VAT	(49)	(117)
- business trips	(1 743)	(2 560)
- insurance premiums	(6 031)	(5 878)
- fees for affilliation with hotel systems	(8 209)	(9 185)
- commissions	(75)	(1 834)
- royalties	(128)	(100)
- rent	(4 684)	(4 190)
- adjustments (recognition and derecognition)	(2 294)	(264)
- other	(906)	(2 682)
Total expenses by nature	**(468 414)**	**(519 341)**
Change in inventories, products	1 983	4 840
Cost of manufacture of products for the company needs (positive value)	363	235
Distribution & marketing expenses (positive value)	25 180	27 196
Overheads & administrative expenses (positive value)	68 844	79 008
Costs of manufacture of services and products sold	**(372 044)**	**(408 062)**
Value of merchandise and raw materials sold	(2 327)	(2 365)
Cost of services, products, merchandise and raw materials sold	**(374 371)**	**(410 427)**

(all amounts are quoted in PLN thousands, unless otherwise stated)

OTHER OPERATING EXPENSES	1st half of 2009	1st half of 2008
Loss on disposal of non-financial non-current assets	(902)	0
Revaluation of non-financial non-current assets	(898)	(29)
Other operating expenses, of which:	(7 622)	(6 112)
Provisions created	(1 361)	(872)
for employment restructuring	(538)	0
for other obligations	(823)	(872)
Indemnities, penalties, fines paid	(313)	(116)
Donations	(97)	(131)
Costs of damage	(232)	(193)
Costs of employment restructuring	(2 444)	(1 673)
Negativee exchange differences	(906)	(903)
Costs of assets liquidation	(291)	(94)
Guarantee of lease payments	(321)	(182)
Other	(1 657)	(1 948)
Other operating expenses, total	**(9 422)**	**(6 141)**

FINANCE INCOME AND EXPENSES	1st half of 2009	1st half of 2008
Total finance income	**0**	**0**
Finance expenses of interest on borrowings	(12 474)	(9 142)
Foreign exchange gains	(1 242)	298
Other finance expenses	(214)	(549)
Total finance expenses	**(13 930)**	**(9 393)**

CURRENT AND DEFERRED INCOME TAX	1st half of 2009	1st half of 2008
Current income tax	**(9 753)**	**(16 210)**
- current income tax charge	(9 753)	(16 210)
Deferred income tax	**7 646**	**10 797**
- related to establishment and reversal of temporary differences	9 362	10 758
- decrease (increase) due to a partial impairment of reversal of impairment of assets for defered income tax	(1 742)	0
- other	26	39
Tax charge in the consolidated income statement	**(2 107)**	**(5 413)**

(all amounts are quoted in PLN thousands, unless otherwise stated)

3.2 SEGMENT REVENUE AND SEGMENT RESULT FOR INDIVIDUAL BUSINESS SEGMENTS

The following net sales, costs and segment results are calculated based on the value before consolidation adjustments in accordance with IAS 14.

	6 months ended June 30, 2009	6 months ended June 30, 2008	% change 2009 / 2008	6 months ended June 30, 2009	6 months ended June 30, 2008	% change 2009 / 2008	6 months ended June 30, 2009	6 months ended June 30, 2008	% change 2009 / 2008
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & Restaurants*	333 187	373 990	-10,91%	5 739	21 371	-73,15%	338 926	395 361	-14,27%
Tourism	60 466	94 176	-35,79%	404	758	-46,70%	60 870	94 934	-35,88%
Transport	79 445	82 374	-3,56%	1 584	1 748	-9,38%	81 029	84 122	-3,68%
Segment - total	473 098	550 540	-14,07%	7 727	23 877	-67,64%	480 825	574 417	-16,29%
Unallocated activities	2 295	1 660	38,25%	(7 727)	(23 877)	67,64%	(5 432)	(22 217)	75,55%
Group - total	475 393	552 200	-13,91%	0	0	0,00%	475 393	552 200	-13,91%

	6 months ended June 30, 2009	6 months ended June 30, 2008	% change 2009 / 2008
	Segment result		
Hotels & Restaurants*	68 228	102 796	-33,63%
Tourism	(2 372)	5 041	-
Transport	9 063	8 238	10,01%
Segment - total	74 919	116 075	-35,46%
Unallocated activities	(86 954)	(95 702)	-9,14%
Group - total	(12 035)	20 373	-159,07%

* The overall result of the „Hotels & Restaurants" segment does not include: revenues from rental of investment property and from sale of trademarks, presented in the sales revenues of the Orbis Hotel Group.

** The overall result of the „Hotels with restaurants" segment includes sales and cost of products, merchandise and raw materials sold, rental of investment property and revenues from sale of trademarks excluded, and the distribution & marketing expenses of the Orbis Hotel Group.

3.3 SEASONALITY OR CYCLICALITY OF OPERATIONS

Sales of the Orbis Group throughout the year are plagued by seasonality. Usually, major value of sales is generated during the third quarter of the year. The second quarter of the year is the second best in terms of contribution to sales volume, while the fourth quarter is ranked as the third, and the first quarter as the last, in terms of sales. The same cycle of input contributed by individual quarters of the year to annual sales is observed in all business segments.

Below we present sales generated in respective business segments over the span of two years.

(all amounts are quoted in PLN thousands, unless otherwise stated)

	Hotels & Restaurants		Tourism		Transport		Segments - total	
	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters
III quarter 2007	212 706	28,0%	109 040	46,0%	47 060	27,7%	368 806	31,6%
IV quarter 2007	183 797	23,9%	40 434	16,8%	47 031	26,7%	271 262	22,9%
I quarter 2008	161 792	21,0%	29 610	12,5%	39 970	22,4%	231 372	19,5%
II quarter 2008	233 569	29,5%	65 324	26,7%	44 152	24,8%	343 045	28,2%
III quarter 2008	200 441	25,7%	117 391	46,4%	46 247	26,1%	364 079	30,1%
IV quarter 2008	185 542	23,7%	45 698	17,7%	40 418	23,7%	271 658	22,4%
I quarter 2009	146 984	19,2%	18 298	7,4%	39 808	23,3%	205 090	17,3%
II quarter 2009	191 942	26,5%	42 572	19,0%	41 221	24,6%	275 735	24,7%

4. CONSOLIDATED STATEMENT OF FINANCIAL POSITION OF THE GROUP

4.1 NON-CURRENT ASSETS

PROPERTY PLANT AND EQUIPMENT	**as at Jun. 30, 2009**	**as at Dec. 31, 2008**	**as at Jun. 30, 2008**
Tangible assets	1 989 434	1 958 553	1 889 143
Tangible assets under construction	84 256	128 595	117 671
Total	**2 073 690**	**2 087 148**	**2 006 814**

PROPERTY, PLANT AND EQUIPMENT (tangible assets)	**as at Jun. 30, 2009**	**as at Dec. 31, 2008**	**as at Jun. 30, 2008**
Opening gross carrying amount	**4 107 717**	**3 844 860**	**3 844 860**
Accumulated depreciation	(2 149 164)	(2 031 833)	(2 031 833)
Opening net book amount	**1 958 553**	**1 813 027**	**1 813 027**
Additions	131 645	338 023	172 594
purchase	56 795	112 066	61 718
transfer from investments	74 492	223 417	110 807
other	358	2 540	69
Disposals	(16 054)	(28 079)	(12 940)
sale	(13 674)	(24 298)	(7 243)
liquidation	(332)	(545)	(199)
transfer to assets held for	(2 048)	(3 236)	(5 498)
Increase in impairment	0	(8 144)	(3)
Decrease in impairment	57	18 179	45
Depreciation charge for the period	(84 767)	(174 453)	(83 580)
Closing net book amount	**1 989 434**	**1 958 553**	**1 889 143**
Closing gross book amount	**4 201 693**	**4 107 717**	**3 849 256**
closing accumulated depreciation	(2 212 259)	(2 149 164)	(1 960 113)
Closing net book amount	**1 989 434**	**1 958 553**	**1 889 143**

(all amounts are quoted in PLN thousands, unless otherwise stated)

TANGIBLE ASSETS UNDER CONSTRUCTION	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Gross value of assets under construction	87 238	133 303	122 379
Impairment of assets under construction	(2 982)	(4 708)	(4 708)
Total	**84 256**	**128 595**	**117 671**

In 2002 the Group executed an agreement with a lease company by virtue of which the Group took two hotels in Warsaw, a hotel in Poznań and a hotel in Łódź, formerly sold to the lease company, to be held under an operating lease. The carrying amount of the hotels was PLN 98 805 thousand, and the reported profit on sale stood at PLN 30 091 thousand.

As at the date of execution of the lease agreements, i.e. December 11, 2002, the Company classified them as operating lease agreements since the following criteria were met:

- The lease agreement does not transfer ownership to the lessee after the end of the lease term;
- The lease agreement provides for an option of an earlier purchase subject to the following conditions: during the first ten years the option may be exercised in exceptional circumstances only; thereafter, the exercise of the option will to a large extent depend on the market value of real property in subsequent years. The exercise of the earlier purchase option is not directly dependent on the will nor intention of Hekon – Hotele Ekonomiczne S.A. The exercise of the earlier purchase option will considerably depend on market conditions prevailing after the lapse of 10 years as of the agreement execution date, with such conditions being hardly foreseeable over a long span of time;
- The lease agreement was executed for a term of 20 years, while the usual economic life of this type of real property is 60 years;
- The condition relating to PP&E of a specialist nature that may be used solely by the lessor was not met in case of hotel buildings;
- The condition providing for the necessity to incur all costs of termination of the lease agreement by the lessor was not met;
- The lease agreement does not provide for a possibility to continue the lease at a rent payment that would be lower than the rent payment realizable on the market;
- As at June 30, 2009, the Management Board does not intend to exercise the earlier purchase option nor buy the hotels after the end of the lease term.

INTANGIBLE ASETS	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Opening gross carrying amount	**127 039**	**125 677**	**125 677**
Accumulated depreciation and amortization	(15 763)	(15 037)	(15 037)
Opening net book value	**111 276**	**110 640**	**110 640**
Additions	1 652	2 406	901
purchase	1 203	2 299	901
trasnfer from investments	449	104	0
other	0	3	0
Disposals	(320)	(75)	0
liquidation	(1)	(75)	0
other	(319)	0	0
Amortization charge for the period	(791)	(1 695)	(834)
Closing net book value	**111 817**	**111 276**	**110 707**
Closing gross book amount	**128 047**	**127 039**	**125 973**
closing accumulated amortization	(16 230)	(15 763)	(15 266)
Closing net book amount	**111 817**	**111 276**	**110 707**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The item "Intangible assets" includes the value of goodwill amounting to PLN 108 328 thousand recognized as a result of purchase of shares in a subsidiary Hekon – Hotele Ekonomiczne S.A. (PLN 107 252 thousand), acquisition of Państwowe Przedsiębiorstwo Komunikacji Samochodowej Tarnobrzeg (PLN 456 thousand) and purchase of additional shares in Capital Parking Sp. z o.o. (PLN 620 thousand).

INVESTMENT PROPERTIES	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Opening gross carrying amount	**66 013**	**66 013**	**66 013**
Accumulated depreciation	(27 282)	(26 277)	(26 277)
Opening net book amount	**38 731**	**39 736**	**39 736**
Additions	0	0	0
Disposals	0	0	0
Depreciation charge for the period	(503)	(1 005)	(503)
Closing net book amount	**38 228**	**38 731**	**39 233**
Closing gross book amount	**66 013**	**66 013**	**66 013**
closing accumulated depreciation	(27 785)	(27 282)	(26 780)
Closing net book value	**38 228**	**38 731**	**39 233**

4.2 CURRENT ASSETS

INVENTORIES	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Raw materials	4 654	5 392	6 824
Work in progress	2 283	1 006	4 255
Merchandise	826	763	722
Total inventories	**7 763**	**7 161**	**11 801**

TRADE RECEIVABLES	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Trade receivables	122 824	70 641	90 557
of which: from related parties	*724*	*1 091*	*1 731*
Provisions for impairment of receivables	(7 572)	(6 262)	(4 607)
Pprepayments	604	2 978	16 249
Trade receivables, net	**115 856**	**67 357**	**102 199**

(all amounts are quoted in PLN thousands, unless otherwise stated)

OTHER CURRENT RECEIVABLES	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Current receivables	**32 720**	**83 819**	**76 122**
Public law receivables, excl. corporate income tax	5 180	56 030	37 427
Sums receivable due to sale of real property	0	0	748
Prepaid PP&E, intangible assets and inventories	8 469	18 394	14 656
Adjudicated receivables	840	890	1 014
Claimed in court	1 539	743	664
Settlements with employees	811	540	881
Receivables from finance lease	1 399	1 545	1 422
Damage settlement	246	197	1 052
Deposits, collaterals, security	11 338	1 862	0
Other receivables	7 590	7 564	20 310
Provisions for impairment of other receivables	(4 692)	(3 946)	(2 052)
Current prepayments and advances	**18 892**	**6 904**	**18 952**
Prepayments, of which:	18 892	6 904	18 952
service fees	82	102	267
salaries and related	1 716	0	1 661
taxes and charges	7 031	248	8 267
insurance premiums	1 355	451	1 523
purchase and replacement of tyres	1 075	1 275	0
lease of advertisement space	3 521	502	1 239
earnest money	765	1 142	2 106
other	3 347	3 184	3 889
Other current receivables, net	**51 612**	**90 723**	**95 074**

CASH AND CASH EQUIVALENTS	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Cash at bank and in hand	29 631	25 579	10 583
Short-term bank deposits	82 817	39 112	55 421
Other cash and cash equivalents	1 535	1 047	5 382
Total cash and cash equivalents	**113 983**	**65 738**	**71 386**

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.3 CURRENT AND NON-CURRENT LIABILITIES

BORROWINGS		outstanding loan amount as at balance sheet date Jun.30, 2009		current liabilities	non-current liabilities	
	Creditor	PLN	EUR		falling due between 1 and 3 years	falling due in more than 3 years
fixed-term loan agreement with Bank Handlowy of Warsaw S.A. and Societe Generale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)		378 566		96 182	188 211	94 173
Societe Generale S.A.	overdraft in a current account	1 696		1 696	0	0
Societe Generale S.A.	revolving loan in a forreign currency (CHF)	12 448	4 246	12 448	0	0
Kredyt Bank SA	overdraft in a current account	27 845		27 845	0	0
Kredyt Bank SA	investment loan	1 250		625	625	0
Kredyt Bank SA	investment loan	1 250		625	625	0
Societe Generale S.A.	overdraft in a current account	6 882		6 882	0	0
TOTAL:		**429 937**	**4 246**	**146 303**	**189 461**	**94 173**

BORROWINGS	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Opening balance	**433 723**	**276 219**	**276 219**
Bank loans	**433 723**	**276 219**	**276 219**
Cash loans	**0**	**0**	**0**
Additions	18 321	245 231	79 741
third party loans taken up	4 517	220 344	70 013
interest incurred	12 474	21 971	9 142
other	1 330	2 916	586
Disposals	(22 107)	(87 727)	(28 340)
repayment of principal of third-party loans	(7 005)	(68 620)	(20 303)
repayment of interest on third-party loans	(15 102)	(19 107)	(8 037)
Closing value	**429 937**	**433 723**	**327 620**
Bank loans	**429 937**	**433 723**	**327 620**
Cash loans	**0**	**0**	**0**

TRADE PAYABLES	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Trade payables	92 353	81 573	79 918
of which to related parties	*8 358*	*5 502*	*5 427*
Prepaid supplies	213	342	834
Total trade payables	**92 566**	**81 915**	**80 752**

(all amounts are quoted in PLN thousands, unless otherwise stated)

OTHER CURRENT LIABILITIES	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Current liabilities	**26 821**	**21 468**	**53 251**
Dividends payable	0	0	18 431
Public law liabilities, excl. corporate income tax	13 486	10 857	15 125
Wages and salaries payable	2 150	1 617	1 809
Deposits received	2 239	2 242	2 193
Financial lease liabilities - current value	2 740	2 018	2 478
Liabilities - acquisition of associated companies	878	1 404	1 638
Other liabilities	5 328	3 330	11 577
Accrued expenses and deferred income	**76 758**	**49 046**	**94 290**
Accrued expenses	30 979	22 918	28 563
obligations towards employees	10 969	12 726	10 872
franchise fees	1 141	0	754
public law liabilities	1 698	2 075	1 931
costs of non-invoiced supplies	17 171	6 985	13 937
other	0	1 132	1 069
Deferred income	45 779	26 128	65 727
advances and downpayments	44 413	24 249	63 595
other	1 366	1 879	2 132
Other current liabilities, total	**103 579**	**70 514**	**147 541**

As at June 30, 2009, Orbis S.A. had uninvoiced investment liabilities under agreements for modernization of electrical energy measurement systems in Orbis hotels for PLN 642 thousand. Under agreements for preparation of civil engineering designs, technical expert reports, demolition works and work relating to construction of Etap hotels, future investment liabilities of the Company totaled PLN 8 957 thousand as at June 30, 2009.

As at June 30, 2009, the Orbis Transport Group had uninvoiced future liabilities under orders placed by the parent company for purchase of cars to service future lease contracts for PLN 2 364 thousand.

As at June 30, 2009, PBP Orbis Sp. z o.o. had uninvoiced investment liabilities under agreements for delivery and installation of the sales, finance & accounting and payroll systems for PLN 827 thousand.

As at June 30, 2009, Orbis Group reports net current liabilities of PLN 67 million. In the opinion of the Management Board of the Parent Company, at present there are no circumstances that would imperil the continued business of the Orbis Group. Continued business by the companies belonging to the Group is secure because in current liabilities, the amount of PLN 34 million represents received prepayments for tourist and hotel services, which will in future increase the revenue and consolidated profit of the Group (due to seasonality, which its typical for such type of business), while property, plant and equipment classified as held for sale comprise means of transport that have been rendered inoperational within the frame of short-term rental and leases and these assets are relatively liquid (the value of these means of transport is PLN 4 million). Furthermore, the level of unused credit lines in the Group stood at PLN 50 million.

(all amounts are quoted in PLN thousands, unless otherwise stated)

5. STATEMENT OF CASH FLOWS OF THE GROUP

Explanations to adjustments of result in cash flows from operating activities.

Change in inventories and change in provisions, as presented in the statement of cash flows, are equal to the balance sheet change in their balance.

	1st half of 2009	1st half of 2008
Balance sheet change in receivables	**(9 388)**	**(73 809)**
non-current lease receivables	523	1 559
change in non-current receivables and prepayments	(12 371)	(12 810)
change in borrowings	0	(23)
change in prepaid assets under construction	0	3 115
change in receivables from sale of tangible assets	(2 080)	(24)
other	1 033	2 122
Change in the cash flow statement	**(22 283)**	**(79 870)**
Balance sheet change in liabilities except borrowings	**43 716**	**64 007**
investment liabilities	19 388	12 092
liabilities for purchase of tangible assets	396	1 442
lease liabilities	(669)	(987)
dividend to be paid out from profits	0	(18 431)
other	3 633	4 892
Change in the cash flow statement	**66 464**	**63 015**
Other adjustments		
adjustment of non-current assets and intangible assets	1 111	0
commission on bank borrowings - settlement	89	256
other	412	(217)
Change in the cash flow statement	**1 612**	**39**

6. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No one-off or recurring events took place in the 6-month periods ended June 30, 2009 and June 30, 2008 which would have significant impact on the financial results in the presented periods.

7. DIVIDENDS RECEIVED, PAID AND APPROVED

The following dividends were distributed in the Orbis Group in the first half of 2009:

- **Hekon – Hotele Ekonomiczne S.A.** - dividend of PLN 35 969 thousand due to Orbis S.A. under resolution No. IV of the Annual General Meeting of Shareholders of June 29, 2009. As at June 30, 2009 the dividend remained a receivable.

- **Orbis Kontrakty Sp. z o.o.** – dividend of PLN 7 706 thousand granted to Orbis S.A. and dividend of PLN 1 927 thousand granted to Hekon - Hotele Ekonomiczne S.A. under resolution No. IV of the Annual GM of May 21, 2009. By June 30, 2009, the account of Orbis S.A. was credited with the payment of PLN 6 400 thousand and the account of Hekon was credited with the payment of PLN 1 600 thousand.

(all amounts are quoted in PLN thousands, unless otherwise stated)

8. CHANGES IN ESTIMATES OF AMOUNTS

8.1 IMPAIRMENT OF ASSETS

IMPAIRMENT OF TANGIBLE ASSETS AND ASSETS UNDER CONSTRUCTION	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Opening balance	**(418 963)**	**(430 236)**	**(430 236)**
recognition of impairment of tangible assets	0	(8 144)	(3)
recognition of impairment of assets under construction	(898)	(26)	(26)
reversal of impairment of tangible assets	57	18 179	45
use of impairment	2 991	1 264	866
Closing balance	**(416 813)**	**(418 963)**	**(429 354)**

IMPAIRMENT OF RECEIVABLES	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Opening balance of impairment	**(10 208)**	**(7 093)**	**(7 093)**
recognition of impairment	(3 496)	(8 803)	(1 997)
derecognition of impairment	1 202	3 007	1 733
use of impairment	238	2 681	698
Closing balance of impairment	**(12 264)**	**(10 208)**	**(6 659)**

IMPAIRMENT OF INVENTORIES	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Opening balance:	**(289)**	**(348)**	**(348)**
creation of impairment	0	(199)	(51)
derecognition of impairment	20	172	60
use of impairment	0	86	4
Closing balance	**(269)**	**(289)**	**(335)**

8.2 PROVISIONS FOR LIABILITIES

PROVISION FOR RETIREMENT AND SIMILAR BENEFITS	Provision for jubilee awards	Provision for retirement and disability benefits	Total provision
As at Jan. 1, 2009	**32 365**	**10 819**	**43 184**
Provision created during the period	2 128	595	2 723
Provision used during the period	(2 131)	(664)	(2 795)
As at Jun. 30, 2009	**32 362**	**10 750**	**43 112**
Short-term, 1st half of 2009	26 948	9 078	36 026
Long-term, 1st half of 2009	5 414	1 672	7 086
Total provisions as at Jun. 30, 2009	**32 362**	**10 750**	**43 112**

(all amounts are quoted in PLN thousands, unless otherwise stated)

PROVISION FOR RETIREMENT AND SIMILAR BENEFITS	Provision for jubilee awards	Provision for retirement and disability benefits	Total provision
As at Jan. 1, 2008	**31 827**	**11 190**	**43 017**
Provision created during the period	4 482	775	5 257
Provision used during the period	(3 944)	(1 146)	(5 090)
As at Dec. 31, 2008	**32 365**	**10 819**	**43 184**
Short-term, 2008	5 340	1 698	7 038
Long-term, 2008	27 025	9 121	36 146
Total provisions as at Dec. 31, 2008	**32 365**	**10 819**	**43 184**

PROVISION FOR RETIREMENT AND SIMILAR BENEFITS	Provision for jubilee awards	Provision for retirement and disability benefits	Total provision
As at Jan. 1, 2008	**31 827**	**11 190**	**43 017**
Provision created during the period	1 702	189	1 891
Provision used during the period	(2 090)	(802)	(2 892)
As at Jun. 30, 2008	**31 439**	**10 577**	**42 016**
Short-term, 1st half of 2008	4 939	1 481	6 420
Long-term, 1st half of 2008	26 500	9 096	35 596
Total provisions as at Jun. 30, 2008	**31 439**	**10 577**	**42 016**

PROVISIONS FOR LIABILITIES	Provision for litigation	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at Jan.1, 2009	**1 451**	**2 072**	**1 691**	**5 214**
Provision created during the period	0	538	823	1 361
Provision used during the period	(177)	(1 934)	(943)	(3 054)
Provision relased during the period	(242)	0	(388)	(630)
As at Jun. 30, 2009	**1 032**	**676**	**1 183**	**2 891**
Short-term, 1st half of 2009	1 010	676	1 183	2 869
Long-term, 1st half of 2009	20	0	0	20
Total provisions as at Jun. 30, 2009	**1 030**	**676**	**1 183**	**2 889**

PROVISIONS FOR LIABILITIES	Provision for litigation	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at Jan. 1, 2008	**1 536**	**306**	**807**	**2 649**
Provision created during the period	215	2 072	2 494	4 781
Provision used during the period	(246)	(306)	(179)	(731)
Provision released during the period	(54)	0	(678)	(732)
Exchange differences adjustment	0	0	(753)	(753)
As at Dec. 31, 2008	**1 451**	**2 072**	**1 691**	**5 214**
Short-term, 2008	1 431	2 072	1 691	5 194
Long-term, 2008	20	0	0	20
Total provisions as at Dec. 31, 2008	**1 451**	**2 072**	**1 691**	**5 214**

(all amounts are quoted in PLN thousands, unless otherwise stated)

PROVISIONS FOR LIABILITIES	Provision for litigation	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at Jan. 1, 2008	**1 536**	**306**	**807**	**2 649**
Provision created during the period	0	0	872	872
Provision used during the period	(120)	(306)	0	(426)
Provision released during the period	0	0	(332)	(332)
Exchange differences adjustment	0	0	0	0
As at Jun. 30, 2008	**1 416**	**0**	**1 347**	**2 763**
Short-term, 1st half of 2008	1 395	0	1 347	2 742
Long-term, 1st half of 2008	21	0	0	21
Total provisions as at Jun. 30, 2008	**1 416**	**0**	**1 347**	**2 763**

As at June 30, 2009, Orbis S.A. created a restructuring provision amounting to PLN 538 thousand. Furthermore, restructuring expenses incurred by Orbis S.A. over 6 months of 2009 totaled PLN 2,444 thousand.

PBP Orbis Sp. z o.o. continues the process of structural reorganization and employment reduction. In the first half of 2009, the Company paid out compensatory payments due to employment restructuring amounting to PLN 1 934 thousand. The above amount was fully covered by a provision created in 2008.

8.3 DEFERRED TAX ASSETS AND LIABILITY

DEFERRED TAX *)	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Deferred tax assets	(3 945)	(1 145)	(807)
Defererd tax liability	47 719	52 556	55 812
Total	**43 774**	**51 411**	**55 005**

*) The deferred income tax liability and assets are presented according to their final balance in tax groups and in each company that does not belong to these groups as at June 30, 2008 and December 31, 2008, and in each company as at June 30, 2009.

Major changes in deferred tax result from differences between tax base and book amount of non-financial non-current assets.

(all amounts are quoted in PLN thousands, unless otherwise stated)

9. CONTINGENT ASSETS AND LIABILITIES, INCLUDING SURETIES FOR BORROWINGS OR GUARANTEES ISSUED

CONTINGENT LIABILITIES

Orbis S.A.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 6 months ended June 30, 2009	Financial terms and other remarks
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantees issued by the bank under framework agreement No. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Feb. 9, 2012	2 000	0	Validity date corresponds to the guarantee validity date.
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement No. 270-1/10/RB/2005 dated Dec. 9, 2005, annex No. 1 of Dec. 4, 2006	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 7, 2010	2 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the investment loan granted by the bank under agreement No. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 31, 2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under the loan granted by the bank under short-term loan agreement No. 2008/007 dated March 17, 2008	Société Générale SA Branch in Poland	Orbis Transport Sp. z o.o.- subsidiary company	Feb. 16, 2009	0	(-30 000)	Orbis SA committed to submit to the enforcement procedure up to PLN 30,000 thousand by virtue of which the Bank may issue a bank writ of execution by Feb. 15, 2009
Bank guarantee no. 1308/2008/RNz dated August 20, 2008 issued by Société Générale, as requested by Orbis S.A., to guarantee timely payment of financial liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. due to IATA Members; annex no. 1 dated Dec. 11, 2008	International Air Transport Association (IATA), Branch in Poland	PBP Orbis Sp. z o.o., subsidiary of Orbis S.A., requested the guarantee	Feb. 22, 2010	7 767	0	Orbis SA committed to submit to the enforcement procedure up to PLN 7,767 thousand by virtue of which the Bank may issue a bank writ of execution within three months as of the guarantee expiry date (Nov. 22, 2009) or as of the date of payment under the guarantee.
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/005 dated Jan. 30, 2009, as amended by Annex no. 1 dated March 3, 2009	Société Générale SA Branch in Poland	Orbis Transport Sp z o.o. - subsidiary company	Feb. 15, 2010	30 000	30 000	Orbis SA committed to submit to the enforcement procedure up to PLN 30,000,000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable by Feb. 30, 2010.
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Facility Agreement no. 1611022WS07120700 dated Jan. 31, 2008, as amended by Annex no. 3 dated Feb. 27, 2009.	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Jan. 31, 2011	50 000	50 000	Validity date corresponds to the surety validity date. Orbis SA committed to submit to the enforcement procedure by virtue of which the Bank may request that the bank writ of execution be declared enforceable by Jan. 31, 2011
Surety for a blank promissory note without protest, issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 159373 entered into on Nov. 26, 2008	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	PBP Orbis Sp. z o.o., subsidiary of Orbis S.A., requested the guarantee	June 29, 2010	8 160	8 160	The guarantee is valid until Dec. 31, 2009. The Beneficiary may seek claims, if any, within up to 180 days following the last day of the guarantee validity; securities will be released by the Guarantor after expiry of the guarantee, unless a payment under the guarantee is made in case the security needs to be used.
Joint and several surety for liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/004 dated Jan. 28, 2009	Société Générale SA Branch in Poland	PBP Orbis Sp. z o.o., subsidiary of Orbis S.A., requested the guarantee	Nov. 30, 2009	12 000	12 000	Orbis SA committed to submit to the enforcement procedure up to PLN 12,000,000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable by Dec. 30, 2009
		Total Orbis S.A		**112 927**	**70 160**	

(all amounts are quoted in PLN thousands, unless otherwise stated)

Hekon Hotele Ekonomiczne S.A.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 6 months ended Jun. 30, 2009	Financial terms and other remarks
Guarantee in respect of bank borrowings of PLN 500 million	Bank Handlowy and Société Générale (main appointed arrangers), BZ WBK Caylon (arrangers)	ORBIS S.A.	7 years with 2 options of extension of maturity by another year	378 566	(2 539)	the guarantee covers 120% of the loan ie max. PLN 600 mn of borrowings
		Total Hekon Hotele Ekonomiczne		**378 566**	**(2 539)**	

PKS Gdańsk Sp. z o.o.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 6 months ended Jun. 30, 2009	Financial terms and other remarks
Security for the surety given by TUiR S.A. for the benefit of PKS Gdańsk Sp. z o.o.	TUiR S.A.	PKS Gdańsk Sp. z o.o.	Dec. 31, 2009	378	0	blank promissory note, PLN 100 thousand blocked on the bank account until mortgage is established on the real property; after establishment of the mortgage - assignment of rights under property insurance policy
		Total PKS Gdańsk		**378**	**0**	

Orbis Transport Sp. z o.o.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 6 months ended Jun. 30, 2009	Financial terms and other remarks
Security for a bill of exchange issued to secure the repayment of liabilities under lease agreement with SG Equipment Leasing Polska Sp. z o.o.	Orbis Transport	PKS Gdańsk Sp. z o.o.	Feb 1 2017	21 825	21 825	As a security for repayment of liabilities under the agreement no 24444, a joint cap mortgage was established on a real property at 3 Maja 12 street in Gdansk up to the cap of PLN 11 516 thousand. Moreover, in connection with the execution of the lease agreement, the rights under an insurance policy covering real property were assigned up to the value of PLN 1 048 thousand.
Security by Orbis Transport for two promissory notes issued by Inter Bus as a security for repayment of liabilities on account of assignment contracts under two leasing agreements executed on Dec. 21, 2006, between VFS Usł.Finas. Polska and Orbis Transport	VFS Usługi finansowe Polska Sp. z o.o.	Inter Bus Sp. z o.o.	11.01.2010	483	483	Two blank promissory notes
		Total Orbis Transport		**22 308**	**22 308**	

TOTAL contingent liabilities	**514 179**	**89 929**	
including surety for borrowings or guarantees issued within the Group:	509 179	89 929	

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONTINGENT ASSETS

PBP Orbis Sp. z o.o.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 6 months ended Jun. 30, 2009	Financial terms and other remarks
Bank guarantee	Blue City Sp. z o.o.		Mar 31 2010	15	5	
Insurance guarantee	Marszałek Woj. Mazowieckiego		Dec 31 2009	8 160	0	
		Total PBP Orbis		**8 175**	**5**	
		TOTAL Contingent assets		**8 175**	**5**	

10. RELATED PARTY TRANSACTIONS

In the sense of IAS 24, parties related to the Group are members of the managerial and supervisory staff, and their close family members, subsidiaries and associates not included in the consolidation, listed in note 4.1 and Accor S.A. (significant shareholder) and its related parties.

In the period covered by these statements, the following significant transactions were executed with related parties:

- with **Accor Polska Sp. z o.o.** (a company related to Accor S.A.) revenues were reported under the management contract amounting to PLN 795 thousand and license fee expenses totaled PLN 7 586 thousand. During 6 months of 2008, revenue under management contract amounted to PLN 1,076 thousand, while license fee expenses stood at PLN 8 487 thousand. As at June 30, 2009, receivables from the above transactions amounted to PLN 399 thousand, compared to PLN 622 thousand as at June 30, 2008. Payables under the above-mentioned transactions totaled PLN 4 279 thousand as at June 30, 2009, whereas as at June 30, 2008 payables to Accor Polska Sp. z o.o. totaled PLN 5 193 thousand.

- with **Accor S.A.** :
  - guarantee fee expenses in the 1st half of 2009 stood at PLN 321 thousand, and in the 1st half of 2008 – PLN 168 thousand.
  - cost of access to the reservation system in the 1st half of 2009 equaled PLN 1 425 thousand.
  - costs of access to the IT solutions (Accortel) in the 1st half of 2009 totaled PLN 459 thousand, and in the 1st half of 2008 equaled PLN 1 322 thousand.

- with **Accor Centres de Contacts Clients** (associate of Accor S.A.) cost of access to the reservation system in the 1st half of 2008 equaled PLN 800 thousand.

- with **Devimco** (associate of Accor S.A.):
  - capital expenditure in the 1st half of 2009 equaled PLN 2 501 thousand, and in the 1st half of 2008 – PLN 1 339 thousand.
  - balance of prepayments relating to capital expenditure in the 1st half of 2009 stood at PLN 1 186 thousand, there were no prepayments in the 1st half of 2008.
  - There were no payables as at June 30, 2009; payables as at June 30, 2008 tolled PLN 126 thousand.

(all amounts are quoted in PLN thousands, unless otherwise stated)

REVENUES	1st half of 2009	1st half of 2008
Net sales of services	**3 492**	**3 699**
- to the companies from the Accor group	1 264	1 761
- to subsidiaries	378	103
- to associates	1 850	1 835
Total sales	**3 492**	**3 699**

EXPENSES	1st half of 2009	1st half of 2008
Purchases of services	**13 193**	**8 872**
- from the companies from the Accor group	13 193	8 845
- from subsidiaries	0	27
Total cost of purchase of services	**13 193**	**8 872**

RECEIVABLES AND PAYABLES	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Trade receivables	**724**	**1 091**	**1 731**
- from the companies of the Accor S.A. Group	634	948	1 031
- from subsidiaries	74	109	680
- from associates	16	34	20
Other receivables	**1 188**	**1 169**	**0**
- from the companies of the Accor S.A. Group	1 186	1 166	
- from subsidiaries	2	0	0
Total receivables	**1 912**	**2 260**	**1 731**
Trade payables	**8 358**	**5 502**	**5 427**
- from the companies of the Accor S.A. Group	8 358	5 502	5 410
- from subsidiaries	0	0	17
Other payables	**1 208**	**459**	**225**
- from the companies of the Accor S.A. Group	1 208	459	225
Payables to the tax group	**0**	**26**	**0**
- from subsidiaries	0	26	0
Total liabilities	**9 566**	**5 987**	**5 652**

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between Orbis S.A. and related parties:

- members of the Management Board or Supervisory Board of Orbis S.A.
- spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates,
- persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates.

(all amounts are quoted in PLN thousands, unless otherwise stated)

11. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

12. EVENTS AFTER THE BALANCE SHEET DATE

Orbis S.A.
On July 29, 2009, Fitch Ratings confirmed long-term national rating at BBB+(pol) for the Polish hotel company Orbis S.A. (please refer to the current report no. 23/2009).

13. LITIGATION-RELATED PAYMENTS

No litigation-related payments occurred in the period covered by these financial statements.

Litigation pending before courts, arbitration authorities or public administration bodies having jurisdiction over the dispute:

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
1. 1) Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021; 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right to perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting plot of land no. 3, with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021".	unknown	1) Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision 2) Notification of the Minister of Infrastructure dated February 4, 2008	1) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski; Opposing party: Minister of Infrastructure; Participant: Orbis S.A.; 2) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski.	1) On August 26, 2005 the Voivodship Administrative Court dismissed Orbis S.A.'s appeal against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and for passing the case to be re-examined by the Voivodship Administrative Court. By virtue of the judgment of November 28, 2006, the Supreme Administrative Court dismissed the above-mentioned last-resort (cassation) appeal of Orbis S.A.. This means that the application for granting the right of temporary ownership filed by former owners of the real property will be re-considered. 2) In a pleading dated February 27, 2008, Orbis S.A. presented its position on the case on hand and pointed to absence of any legal grounds for determination of invalidity of the above mentioned decision concerning granting the right of ownership to Orbis S.A. In a letter dated May 19, 2008, the Minister of Infrastructure notified that the time-limit for considering the case had been set for December 31, 2008. At the same time, Orbis

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				S.A. was served with a decision dated October 1, 2008 issued by the District Court for Warszawa-Mokotów, Land and Mortgage Registry Division, dismissing the application of Andrzej Blikle and Helena Helmersen Andrzejewski for entry of the claim for establishment of the right to perpetual usufruct. On January 6, 2009, Orbis S.A. was served with the decision of the Minister of Infrastructure dated December 24, 2008 declaring invalidity of the decision no. 447/91 of the Head of Warsaw Voivodship dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw at 24/26 Nowogrodzka street, described in the land and mortgage register no. KW 72550, to Orbis S.A., with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021" In connection with this decision, on January 19, 2009 Orbis S.A. filed, within the time-limit prescribed by law, an application for the case to be reconsidered. No decision was issued by June 30, 2009.
2. 1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land of the real property located in Warsaw at 26 Nowogrodzka str., Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to the part thereof covered by the Mortgage Register no. 1599 G	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006 (served on Orbis S.A. on December 4, 2006).	1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others) Participant: Orbis S.A. 2) Applicant: Joanna Kubiaczyk-Grodzka (one of heirs of Tadeusz Sławiński)	1) On January 14, 2005, the Voivodship Administrative Court rendered a judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right to perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land of the real property located at 26 Nowogrodzka street in Warsaw. Heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw. By virtue of the decision dated July 27, 2006, the Head of Mazowieckie Voivodship revoked the above decision of the President of the Capital City of Warsaw. By virtue of the decision no. 186/GK/DW/2008 dated March 31, 2008, the President of the Capital City of Warsaw refused to grant the right to perpetual usufruct to legal successors of the former owner. On April 21, 2004, the Applicants' attorney filed an appeal against the said decision of the President of the Capital City of Warsaw. The Mazowieckie Voivodship Office in Warsaw, State Treasury and Property Department, notified Orbis S.A. on September 8, 2008 that evidence had been collected in the case concerned. By virtue of decision dated October 23, 2008 the Head of Mazowieckie Voivodship upheld the above decision dated March 31, 2008. By virtue of decision dated March 4, 2009, the Voivodship Administrative

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				Court suspended court proceedings initiated by an appeal filed by R.Sławiński, T.Szydłowska, J.Sławiński and E.Sławińska against decision of the Head of Mazowieckie Voivodship dated October 23, 2008 concerning refusal to grant the right to perpetual usufruct of land. By a decision dated July 2, 2009, the Voivodship Administrative Court decided to resume the suspended court proceedings. 2) By virtue of the letter dated November 20, 2006, the Minister of Construction informed Orbis S.A. that Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to a part thereof covered by the Mortgage Register no. 1599 G. By virtue of the decision dated January 22, 2007, the Minister of Construction refused to declare invalidity of the above decision of the Head of the Warszawskie Voivodship dated September 23, 1991, rectified by decisions dated January 9, 1992, December 23, 1993 and November 27, 2006.
3. Statement of claim for payment of a fee for the use of real property located in Kraków, at 11 Pijarska str.	PLN 1 344 800.00	Applicants: 1) S., P., G., A. Marczak – March 2003 (statement of claim served on Orbis S.A. on October 13, 2003); 2) A. and M. Marczak – April 2004 (statement of claim served in June 2004); 3) Irena Kuc-November 2004 (statement of claim served on Orbis S.A. in March 2005); 4) Janusz Tabor and Irena	Plaintiff: Stanisława, Paweł, Grzegorz, Adam, Andrzej, Magdalena Marczak and Irena Kuc, Ewa Ciapała, Janusz Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of statements of claim. In 2005, the Court combined the 4 statements of claim to be considered as one case. The Regional Court in Kraków, by virtue of the decision dated March 28, 2006, seconded the application of the attorney of Orbis S.A. and revoked the exemption from the payment of court fees that had been granted to the plaintiffs. The Court heard witnesses at a hearing held on August 2, 2006. On December 4, 2006, the Regional Court in Kraków issued a decision on admission of expert evidence on valuation of expenditure incurred by Orbis for renovation of the tenement house and determination of a fee for non-contractual use of the tenement house in the period from September 20, 1994 to November 30, 2003, as well as on appointment of a court expert by the Court. The court expert prepared an opinion (served on Orbis S.A. attorney on February 26, 2007). Orbis S.A. attorney filed charges against the opinion, whereby the attorney applied for non-admission of the court expert's opinion and for appointment of a new court expert, competent in the area of construction and renovations of historic buildings. The Court seconded the application as to evidence, filed by Orbis S.A. attorney. By virtue of the decision dated March 6, 2008, the Court appointed a new court expert, Roman Mucha – expert in the area of building structures,

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
		Ciapała – November 2004 (statement of claim served on Orbis S.A. in April 2005)		including historic buildings, and cost estimates for construction and investment works. The new court expert, appointed by the Court, submitted a Court Opinion dated May 8, 2008, indicating that the present value of necessary expenditure incurred by the Defendant Orbis S.A. in Warsaw for renovation of the tenement house at 11 Pijarska str. in Kraków in the 1980s amounts to PLN 2 125 869.05 – 21% depreciation = PLN 1 679 436.50, and that the value of expenditure increasing the value of the real property at 11 Pijarska str. in Kraków amounted, at the time of release of the real property to the Plaintiffs, i.e. on November 30, 2003, to PLN 1 679 175.50 less 17% depreciation = PLN 1 393 715.00. Orbis S.A. has not filed any appeal against the Court Opinion because, in the opinion of Orbis S.A., it was prepared in a reliable manner, by a competent expert, based on source materials, and is favorable for Orbis S.A.. Two plaintiffs are trying to challenge the above opinion in their pleadings and apply for appointment of a different expert. On November 12, 2008, the court expert delivered to the Court a written "Reply to Plaintiffs' claims", whereby the expert pointed out that the claims were totally groundless, and upheld his opinion in its entirety. On February 18, 2009 the Court announced the judgment in the case concerned, whereby it adjudged an amount of PLN 87 930.18 (approx. 6.5% of the claim) payable by Orbis S.A. for the benefit of all Plaintiffs. The judgment is not final. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.
4. Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Kraków	PLN 1 541 346.56	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants : S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The case pending before the District Court in Bydgoszcz. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1 541 346 on the real property located at 11 Pijarska street was seconded by the Court. The Court served to Orbis .A. attorney a notification dated February 14, 2008 stating that "as a result of examination of remedy at law" the Court entered the above mandatory mortgage in the Land and Mortgage Register. On June 26, 2007, another trial was held during which the Defendants' attorney submitted a copy of the court expert's opinion (eng. Enger) pertaining to the case referred to above. The Plaintiff's attorney stated that the submitted copy of the court expert's opinion had been questioned in the case referred to above. On April 28, 2008, the Court heard the court expert, Wiesław Foger, who admitted, in response to Orbis S.A. objections, that he did not have knowledge concerning cost estimation of construction works. In

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				consideration of the above and former objections to the opinion, Orbis S.A. applied for determination that the opinion of the court expert W. Enger is unreliable, and for adoption of the opinion of a new court expert, appointed in the case described above. On November 19, 2008, a hearing was held during which the Court acquainted itself and the Defendants with an opinion of the court expert R. Mucha, submitted by Orbis S.A., relating to the case described above. The Court set a 21-day time-limit for the Defendants to file a written position on the Opinion and to pose specific questions to the court expert The expert, engineer Mucha was heard on May 21, 2009 before the court in Kraków upon request of the court in Bydgoszcz. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.
5. Application for determination of acquisition, by operation of law, of the right to perpetual usufruct of land together with the right of ownership of the building pursuant to Article 200 of the Real Property Management Act (land on which the Cracovia Hotel stands).	unknown	Application dated November 27, 2008	Applicant: Orbis S.A.	Since the decision of the Kraków Voivod dated February 19, 1993, was pronounced partly invalid, Orbis S.A. applied to the Head of Małopolskie Voivodship for a new decision concerning the perpetual usufruct. The case is pending.
6. Proceedings for handing over of real property located in Warsaw, in the district of Wilanów, at 27 St .Kostki Potockiego str., marked as the plot of land no. 21/1 with an area of 4397 sq.m.	The Plaintiff determined the value of litigation at PLN 5 000 000, as the value of real property or, alternatively, at PLN 377 433 which corresponds to the 3-month lease rent due for this type of real property	Statement of claim dated September 29, 2005	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	In the reply to the statement of claim, Orbis S.A., applied for dismissal of action in view of the title to the real property held by Orbis S.A., contrary to the allegations of the statement of claim, and confirmed by a decision issued by a relevant authority in 1989, stating that the real property at dispute had been transferred to be administered by the Company's legal predecessor - P.P. „Orbis". On November 20, 2007, a judgment dismissing the State Treasury's action was rendered. On December 17, 2007, the President of the Capital City of Warsaw, representing the State Treasury, filed an appeal against the above judgment of the Court of first instance. In response to the appeal, Orbis S.A.'s attorney filed for dismissal thereof, challenging substantive allegations of the appeal derived from the provisions of the Real Property Management Act of 1997, i.e. that the Defendant Orbis S.A. based its legal title to the real property at dispute on the decision issued pursuant to the Act of 1985 on Land Management and Real Property Expropriation, which decision established the right of administration in favor of its legal predecessor P.P. Orbis, which the Court of First Instant stated legitimately in

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				justification to its judgment. On September 4, 2009, an appellate hearing was held before the Court of Appeals in Warsaw, during which the Court issued a decision suspending appellate proceedings until final resolution concerning the ownership title to the real property concerned in administrative proceedings. Administrative proceedings initiated by heirs of the former owner Adam Branicki for reinstatement of the real property is currently pending before the Head of Mazowieckie Voivodship, i.e. the authority of first instance. As at June 30, 2009, the legal status of proceedings pending before the Court of Appeals ad the a Administrative proceedings pending according to the administrative procedure in the Mazowieckie Municipal Office has not changed substantially. As regards the proceedings before the court, the reasons for suspending the appellate case still exist (no decision concerning the ownership title to the real property in the administrative proceedings). By a letter dated Aril 27, 2009, the Mazowieckie Municipal Office set the date of issue of the decision concerning property restitution claim by heirs of the former owner of the real property to be 1 month from the date of assembling the evidence, i.e. submission of the requested documents from archives and the preparation of a geodetic survey to determine the exact area of the former land property, from which the disputable plot of land on which the Wilanów restaurant is located was separated On behalf of Orbis S.A., this case is defended by attorney Zofia Marcinkowska.
7. Proceedings for restitution of expropriated real property comprising plots I.kat.178/4 with the area of 82 sq.m., 178/3 with the area of 75 sq.m., 178/5 with the area of 299 sq.m., I.kat 193/5 with the area of 583 sq.m. (concerns parts of plots with current nos. 329/2, 330/3 and 330/7 in Kraków)		Notification of the Office of the City of Kraków, City Treasury Department (received by Orbis S.A. on October 3, 2008)	Applicants: H. Białczyński, E. Lende, A. Dziedzic, J. Dziedzic, J. Białczyński, C. Białczyńki, S. Białczyński, J. Pyjos, M. Zając, A. Garwolińska, B. Bielenin	The Applicants applied for restitution of expropriated real property. On March 25, 2009 the President of the City of Kraków once again suspended *ex officio* the proceedings for restitution of a part (presently) of plots nos. 329/2, 330/3 and 330/7. The proceedings were suspended on an application dated November 17, 2008, filed by the Applicants, and will remain suspended until the application of Mrs. E.Lenda dated November 3, 2008 for termination of the perpetual usufruct agreement (expiry of perpetual usufruct) on the plots concerned is considered. The case is defended by attorney Ryszard Błachut.
8. Application for declaration of invalidity of an administrative decision of the Presidium of the National Council of the Capital City of	unknown	Notification from the Ministry of Infrastructure dated February	Applicants: Ludmiła Paderewska and Stanisław Wodek	By virtue of the letter dated February 17, 2009 the Minister of Infrastructure informed that the date for considering the case had been set for August 31, 2009. At present, the Ministry is collecting vidence in the case. In a letter dated June 26, 2009, Orbis S.A.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Warsaw dated March 16, 1967 concerning refusal to grant to the owners the right of temporary ownership to the land of the real property located at 29 Nowogrodzka str. (presently 27 Nowogrodzka str.), mortgage no. 31, section 5-05-02. The plot of land no. 31 has an area of 2230 m2, the proceedings most probably concern the area of approx. 365 m2.		17, 2009 served on Orbis S.A. on February 26, 2009 informing about pending proceedings for declaration of invalidity of the administrative decision.	Opposing party: Minister of Infrastructure Participant: Orbis S.A.	submitted its position regarding this case to the Ministry.
9. Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located in Bitwy Warszawskiej 1920 str. in Warsaw is unjustified, and that a lower amount of the fee is justified.	PLN 128 712.25	Application to the Self-Government Appellate Board dated January 10, 2006	Applicant: (Plaintiff): Orbis S.A. Participant (Defendant) : President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located in Bitwy Warszawskiej 1920 str. in Warsaw (Hotel Vera) is unjustified (the amount of the fee was fixed at PLN 646 720.86 as of January 1, 2006), and that a lower amount of the fee is justified, i.e. PLN 373 239.66. By virtue of a decision dated June 11, 2007, the Self-Government Appellate Board dismissed the above-mentioned application filed by Orbis S.A.. Orbis S.A. filed an appeal against the above-mentioned decision of the Self-Government Appellate Board with the Common Court. By virtue of the judgment dated July 25, 2008 the Court set the annual fee for perpetual usufruct at PLN 431 147.24. On September 29, 2008 the Defendant appealed against this judgment. On November 18, 2008 the Defendant filed a reply to the appeal. On July 9, 2009, the Appellate Board overturned the appeal. Orbis S.A. applied for delivery of the ruling with the enforceability clause. Moreover, on December 27, 2005 an application was filed with the President of the Capital City of Warsaw for a change in the percentage rate of the annual fee from the present 3% to 2 %. The Office of the Capital City of Warsaw, by virtue of a declaration dated August 31, 2007, offered to adopt, as of January 1, 2008, a new percentage rate of 2 %.Orbis S.A. attorney filed an application with the Self-Government Appellate Board in Warsaw for determination that the revalued percentage rate is justified starting from a different date, i.e. January 1, 2006. On November 8, 2007 a hearing was held before the Self-Government Appellate Board in Warsaw. Orbis S.A. awaits a decision to be issued by the Self-Government Appellate Board. No new developments in the case.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
10. 66 actions initiated by employees of the . Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on differences between provisions of the Inter-Departmental Collective Labor Agreement for Orbis S.A. Employees and internal pay regulations in effect in the Branch which acts as an independent employer. In some cases, the Court has issued orders to make payments for the benefit of employees under proceedings by writ of payment. However, as a result of appeals, these cases are heard within the framework of ordinary proceedings, similarly to other cases.	The total amount of claims is approx. PLN 776 thousand.	First statements of claim were filed in July 2006	Plaintiffs: 66 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw applies for dismissal of all the actions brought by employees. Some cases have been suspended. Proceedings to take evidence are pending, and to date 12 judgments that are unfavorable for Orbis and support the employees' claims have been rendered. Orbis S.A. has filed appeals against all unfavorable judgments. These cases are defended by the Law Office of attorney Waldemar Gujski. Orbis proposed that the employees enter into amicable agreements on terms and conditions resulting from judgments rendered by courts of first instance that partially seconded the employees claims. 10 cases are unresolved. Orbis offered settlements to employees, while dates of hearings are scheduled for September. Settlement agreements have been entered in the remaining cases.
11. 12 proceedings launched by employees of the liquidated Solec Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on provisions of the Departmental Collective Labor Agreement in force in the Solec Hotel before its liquidation.	Plaintiffs claim a total amount of approx. PLN 90 000.	First statements of claim were filed in July.	Plaintiffs: 12 former employees of the liquidated Solec Hotel Branch in Warsaw. Defendant: Orbis S.A, in one case – the Solec Hotel Branch	Orbis S.A. applies for dismissal of all the actions brought by the employees. Cases are pending. However, a few employees have withdrawn their statements of claim and waived their claims. To date, two judgments (not final) in favor of employees have been rendered. The judgments, partially allowing action, have been appealed against and so has been one judgment that is favorable for the employees. The latter has been upheld partially valid by virtue of the judgment of the Court of Appeals. The said judgment, adjudicating compensation for the employees in the amount of PLN 4346.00 is not subject to the last-resort appeal, hence it is valid and binding. These cases are defended by the Law Office of attorney Waldemar Gujski. Orbis proposed that the employees enter into amicable agreements on terms and conditions resulting from judgments rendered by courts of first instance that partially seconded the employees claims. One case is still pending, in other cases amicable settlement agreements have been entered.

The condensed standalone interim financial statements of ORBIS S.A. as at June 30, 2009 and for 6 months ended June 30, 2009

August 21, 2009

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF FINANCIAL POSITION

as at June 30, 2009

Assets	balance as at June 30, 2009	balance as at December 31, 2008	balance as at June 30, 2008
Non-current assets	**2 191 075**	**2 230 137**	**2 139 840**
Property, plant and equipment	1 447 535	1 496 485	1 478 164
Intangible assets	2 500	2 219	1 553
Investment in subsidiaries and associates	481 619	496 119	484 007
Investment property	258 869	234 762	175 564
Other long-term investments	552	552	552
Current assets	**210 213**	**183 079**	**193 458**
Inventories	3 257	3 918	4 947
Trade receivables	35 122	28 242	41 353
Income tax receivables	0	6 837	2 048
Other short-term receivables	96 295	109 075	135 931
Cash and cash equivalents	75 539	35 007	9 179
Total assets	**2 401 288**	**2 413 216**	**2 333 298**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF FINANCIAL POSITION, continued

as at June 30, 2009

Equity and Liabilities	balance as at June 30, 2009	balance as at December 31, 2008	balance as at June 30, 2008
Total equity	**1 723 698**	**1 708 113**	**1 715 954**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Retained earnings	1 072 611	1 057 026	1 064 867
Non-current liabilities	**357 017**	**367 374**	**320 451**
Borrowings	282 384	282 317	231 423
Deferred income tax liability	40 754	51 059	55 896
Provision for pension and similar benefits	33 879	33 998	33 132
Current liabilities	**320 573**	**337 729**	**296 893**
Borrowings, of which:	238 984	242 307	185 345
- borrowings from related entitles	142 802	143 519	143 369
Trade payables	24 246	53 718	34 301
Current income tax liabilities	3 184	999	4 976
Other current liabilities	46 435	32 924	65 400
Provision for pension and similar benefits	6 416	6 327	5 511
Provisions for liabilities	1 308	1 454	1 360
Total equity and liabilities	**2 401 288**	**2 413 216**	**2 333 298**

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for the first half of 2009

	1 st half of 2009	1 st half of 2008
Net sales of services	271 282	314 109
Net sales of products, merchandise and raw materials	443	1 088
Cost of services, products, merchandise and raw materials sold	(214 061)	(230 517)
Gross profit on sales	**57 664**	**84 680**
Other operating income	46 890	48 082
Distribution & marketing expenses	(16 414)	(18 364)
Overheads & administrative expenses	(43 256)	(49 966)
Other operating expenses	(5 465)	(3 646)
Net impairment	(14 500)	0
Operating profit	**24 919**	**60 786**
Financial expenses	(15 150)	(12 085)
Profit before tax	**9 769**	**48 701**
Income tax expense	5 816	(816)
Net profit for the period	**15 585**	**47 885**

Total profit for the period relates to continued operations.

Profit per ordinary share (in PLN)		
Profit per share for the period	0,34	1,04

STATEMENT OF COMPREHENSIVE INCOME

for the first half of 2009

	1 st half of 2009	1 st half of 2008
Net profit for the period	15 585	47 885
Other comprehensive income before tax	0	0
Income tax expense from other comprehensive income	0	0
Other comprehensive income	0	0
Total comprehensive income for the period	**15 585**	**47 885**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for the first half of 2009

	Share Capital	Other Capital	Retained Earnings	Total
Twelve months ended on December 31, 2008				
Balance as at January 1, 2008	**517 754**	**133 333**	**1 035 413**	**1 686 500**
- profit for the period	0	0	40 044	**40 044**
- other embraced revenue and expensive	0	0	0	**0**
Total comprehensive income	**0**	**0**	**40 044**	40 044
dividends	0	0	(18 431)	**(18 431)**
Balance as at December 31, 2008	**517 754**	**133 333**	**1 057 026**	**1 708 113**
of which: six months ended on June 30, 2008				
Balance as at January 1, 2008	**517 754**	**133 333**	**1 035 413**	**1 686 500**
- profit for the period	0	0	47 885	**47 885**
- other embraced revenue and expensive	0	0	0	**0**
Total comprehensive income	**0**	**0**	**47 885**	**47 885**
dividends	0	0	(18 431)	**(18 431)**
Balance as at June 30, 2008	**517 754**	**133 333**	**1 064 867**	**1 715 954**
Six months ended on June 30, 2009				
Balance as at January 1, 2009	**517 754**	**133 333**	**1 057 026**	**1 708 113**
- profit for the period	0	0	15 585	**15 585**
- other embraced revenue and expensive	0	0	0	**0**
Total comprehensive income	**0**	**0**	**15 585**	**15 585**
dividends	0	0	0	**0**
Balance as at June 30, 2009	**517 754**	**133 333**	**1 072 611**	**1 723 698**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CASH FLOWS

for the first half of 2009

	1 st half of 2009	1 st half of 2008
OPERATING ACTIVITIES		
Profit before tax	**9 769**	**48 701**
Adjustments:	**84 328**	**(167)**
Depreciation and amortization	62 195	62 951
Interest and dividends	(29 696)	(34 833)
Profit (loss) on investing activity	139	(300)
Change in receivables	33 087	(31 017)
Change in current liabilities, excluding borrowings	2 900	3 580
Change in provisions	(176)	(704)
Change in inventories	661	(40)
Other adjustments	15 218	196
Cash flow from operating activities	**94 097**	**48 534**
Income tax paid	4 533	(13 274)
Net cash flow from operating activities	**98 630**	**35 260**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment and intangible assets	76	395
Proceeds from sale of short-term securities	0	7 000
Dividends received	6 400	6 400
Interest received	1 255	1 349
Other income from financial assets	0	10 000
Purchase of property, plant and equipment and intangible assets	(47 240)	(105 303)
Loans granted to related parties	0	(10 000)
Other investing cash flow	(168)	0
Net cash used in investing activities	**(39 677)**	**(90 159)**
FINANCING ACTIVITIES		
Proceed from borrowings	0	45 000
Interest payment	(18 421)	(10 455)
Other financial cash flow	0	(144)
Net cash used in financing activities	**(18 421)**	**34 401**
Change in cash and cash equivalents	**40 532**	**(20 498)**
Cash and cash equivalents at the beginning of period	**35 007**	**29 677**
Cash and cash equivalents at the end of period	**75 539**	**9 179**
of which those with restricted availability	0	4 145

NOTES
TO THE CONDENSED STAND-ALONE INTERIM FINANCIAL STATEMENTS OF ORBIS SPÓŁKA AKCYJNA AS AT JUNE 30, 2009 AND FOR 6 MONTHS ENDED JUNE 30, 2009

TABLE OF CONTENTS

1. GENERAL INFORMATION

The attached condensed interim financial statements of Orbis S.A. (the "Company") for the 1st half of 2009 present a statement of financial position as at June 30, 2009, as well as at December 31, 2008 and June 30, 2008, statement of changes in equity for the 1st half of 2009, as well as for 2008 and the 1st half of 2008, income statement, statement of comprehensive income and cash flow statement, covering the data for the 1st half of 2009 and for the 1st half of 2008, as well as explanatory notes to the abovementioned financial statements.

Orbis S.A. with its corporate seat in Warsaw, at ul. Bracka 16, 00-028 Warsaw, Poland, is entered into the Register of Businesses maintained by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs 3,100 persons and operates a network of 41 hotels (8,326 rooms as at June 30, 2009) in 27 major cities, towns and resorts in Poland and it manages two other hotels. The Company's hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands. Additionally, the Company owns 7 hotels of the Etap brand and 1 Mercure hotel, which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.

Orbis S.A. is a parent company of the Orbis Group and prepares consolidated financial statements. The present condensed interim financial statements of Orbis S.A. should be read together with the condensed interim financial statements of the Orbis Group as at June 30, 2009, and for the 6 months ended on June 30, 2009 as well as the audited annual consolidated financial statements of the Orbis Group for the period January 1, 2008 - December 31, 2008, with notes thereto, prepared according to the International Financial Reporting Standards (IFRS).

The financial statements are presented in the Polish zloty (PLN) which is the presentation and functional currency of the Company.

All financial figures are quoted in PLN thousand, unless otherwise stated.

1.1 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

These condensed interim financial statements have been prepared in accordance with the International Accounting Standard 34 "Interim Financial Statements" (IAS 34) and in accordance with the applicable International Financial Reporting Standards (IFRS) relating to interim financial reporting, approved by the European Union, published and binding as at the date of these financial statements (please also refer to the note no. 1.2).

Preparing financial statements in accordance with IFRS requires applying certain key accounting estimates. The management board must also take a number of subjective decisions concerning the application of the Company's accounting policies. The areas which are more complex or require a subjective judgement, as well as areas in which the assumptions and estimates are significant for the financial statements as a whole were described in the notes to the attached financial statements.

As regards the accounting for rights obtained to perpetual usufruct of land, the Company's Management Board has considered various interpretations of IAS 17 available on the market and concluded that the rights to perpetual usufruct of land obtained as a result of administrative decisions should be recognized in the balance sheet. Land forms part of the Company's hotel properties (i.e. cash generating units) as it is necessary to generate the hotels' results and cash flows. Hence, land constitutes part of the fair value of real estate. The other rights were received from the Treasury as part of hotel properties and put into books in the amounts resulting from an independent valuation in accordance with MSSF1. The value of rights obtained to perpetual usufruct of land recognized in the balance sheet amounted to PLN 363,846 thousand as at June 30, 2009, to PLN 366,307 thousand as at December 31, 2008, and to PLN 368,538 thousand as at June 30, 2008. The value of deferred income tax liability in this respect amounted to PLN 69,131 thousand as at June 30, 2009, to PLN 69,598 as at December 31, 2008, and to PLN 70,022 thousand as at June 30, 2008.

(all amounts in PLN thousands unless otherwise stated)

The financial statements have been prepared on the assumption that Orbis S.A. will continue as a going concern in the foreseeable future (see point 4.3 of these financial statements).

These financial statements were approved by the Management Board on August 21, 2009.

1.2 CHANGES IN ACCOUNTING POLICIES

The basic accounting policies and calculation methods applied in the preparation of these condensed interim financial statements were presented in note 2.1 of additional information to the consolidated financial statements of the Orbis Group for the period from January 1, 2008 to December 31,2008). These policies have been applied in a continuous manner in all years covered by these financial statements and have not been subject to any significant changes since the last annual financial statements, except those resulting from amendments to the provisions in force.

Adoption of standards, amendments to standards and interpretations which are compulsory as at January 1, 2009

The following standards or amendments to standards and interpretations (already endorsed or in the process of being endorsed by the European Union) have become effective and are compulsory as at January 1, 2009:

- IFRS 8 "Operating Segments",
- Revised IAS 23 "Borrowing Costs",
- Revised IAS 1 "Presentation of Financial Statements",
- Amendment to IFRS 2 "Share-based Payment – Vesting Conditions and Cancellations",
- Amendments to IAS 32 "Financial Instrument: Presentation" and to IAS 1 "Presentation of Financial Statement – Puttable Financial Instruments and Obligations Arising on Liquidation",
- Improvements to International Financial Reporting Standards – a collection of amendments to IFRSs, the amendments are effective, in most cases, for annual periods beginning on or after 1 January 2009,
- Amendments to IFRS 1 "First-time Adoption of International Financial Reporting Standards" and IAS 27 "Consolidated and Separate Financial Statements - Cost of an Investment in Subsidiary, Jointly Controlled Entity or Associate",
- IFRIC 15 "Agreements for the Construction of Real Estate". This interpretation has not been endorsed by the European Union,
- IFRIC 16 "Hedges of a Net Investment in a Foreign Operation" applicable for financial years beginning on or after 1 October 2008.

Except for revised IAS 1 and revised IAS 23, the adoption of the standards and interpretations presented above did not result in any significant changes to the Company accounting policies and to presentation of the financial statements.

- Adoption of revised IAS 1

Changes resulting from adoption of IAS 1 (as revised in 2007) are described in the subsequent section "Changes in presentation of the financial statements".

- Adoption of revised IAS 23

Starting from 1 January 2009, borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset. Until 2008 the Company followed the benchmark treatment suggested by IAS 23 and all borrowing costs were expensed as incurred. The Company has not acquired, constructed or produced assets that will necessarily take a substantial period of time to get ready for its intended use or sale in the first half of 2009. As a result the Company has not capitalized any borrowing costs in the first half of 2009.

(all amounts in PLN thousands unless otherwise stated)

Standards and interpretations issued but not yet adopted

Management has not opted for early application of the following standards and interpretations (already endorsed or in the process of being endorsed by the European Union):

- Revised IFRS 3 "Business Combinations" applicable for financial years beginning on or after 1 July 2009,
- Revised IAS 27 "Consolidated and Separate Financial Statements" applicable for financial years beginning on or after 1 July 2009,
- Amendments to IAS 39 "Financial Instruments: Eligible Hedged Items" applicable for financial years beginning on or after 1 July 2009. These amendments have not been endorsed by the European Union,
- Revised IFRS 1 "First-time Adoption of International Financial Reporting Standards" applicable for financial years beginning on or after 1 July 2009. This standard has not been endorsed by the European Union,
- IFRIC 17 "Distribution of Non-cash Assets to Owners" applicable for financial years beginning on or after 1 July 2009. This interpretation has not been endorsed by the European Union,
- IFRIC 18 "Transfers of Assets from Customers" applicable for financial years beginning on or after 1 July 2009. This interpretation has not been endorsed by the European Union,
- Improvements to International Financial Reporting Standards – a collection of amendments to IFRSs, the amendments are effective, in most cases, for annual periods beginning on or after 1 January 2010. These amendments have not been endorsed by the European Union,

The following amendments to standards haven't been endorsed by the European Union:

- IFRS for Small and Medium Entities. It is effective immediately on issue (9 July 2009). This standard has not been endorsed by the European Union.
- Amendments to IFRS 1 " First – time Adoption of IFRS" are effective for annual periods beginning on or after 1 January 2010. These amendments have not been endorsed by the European Union.

Management is currently analyzing the practical consequences of these new standards and interpretations and the impact of their application on the financial statements.

Changes in presentation of the financial statements

- Adoption of revised IAS 1

As a result of endorsement of IAS 1 (as revised in 2007) "Presentation of Financial Statements", the consolidated statement of changes in equity in these consolidated financial statements presents only transactions between shareholders (owner changes), other components being included in a separate consolidated statement of comprehensive income.

- Adoption of IFRS 8

IFRS 8 "Operating Segments" supersedes IAS 14 "Segment reporting". IFRS 8 provides for the reporting of data relating to the Group operating segments based on the internal reporting and used by the Chief Executive Officer in order to decide about the allocation of resources and the assessment of the operating segments' performance. The amounts required to be disclosed need to be based on the amounts that are reported internally to the Chief Executive Officer which may not be IFRS-based numbers. IAS 14 required information on two levels: business segments and geographical segments.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions, using the following methodology:

- sales of foreign currency and payment of receivables – at the foreign currency purchase rate applicable by the bank which provides services to the Company;
- purchase of foreign currency and payment of liabilities – at the foreign currency sales rate applicable by the bank which provides services to the Company;
- other transactions – at the average foreign currency exchange rate published by the National Bank of Poland.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation of half-end exchange rates of monetary assets and liabilities (1USD=3,1733 PLN, 1EUR=4,4696 PLN, exchange rates table of National Bank of Poland, June 30, 2009) are recognized in the income statement.

(all amounts in PLN thousands unless otherwise stated)

1.3 CORRECTIONS OF ERRORS OF PRIOR PERIODS

In the current period no significant errors of prior periods were corrected.

2. CHANGES IN THE COMPANY STRUCTURE

In the 1st half of 2009 there were no mergers of operations, acquisitions or divestments of subsidiaries or long-term investments.

In the first half of 2009, the cost and provision for restructuring costs were made by Orbis S.A. They are a result of continuation of the Company's development strategy.

More details about the level of restructuring costs made by the Company are presented in section 8.2 to these financial statements.

3. INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

3.1 NOTES TO INCOME STATEMENT

NET SALES	**1st half of 2009**	**1st half of 2008**
Net sales of services	271 282	314 109
including to related parties	*15 403*	*16 097*
net sales of products, merchandise and raw materials	443	1 088
including to related parties	*393*	*963*
Total net sales of products, merchandise and raw materials	**271 725**	**315 197**

OTHER OPERATING INCOME	**1st half of 2009**	**1st half of 2008**
Gains on disposal of non-financial non-current assets	2	338
Reversed provisions for impairment of property, plant and equipment	49	45
Dividends and share of profits *)	43 675	45 235
Interest income on granted loans and receivables	1 625	1 666
Other operating income, of which:	1 539	798
damages received	248	118
susplus on currency exchange fluctuations and exchange differences	274	64
cost refund	717	0
other	300	616
Other operating income, total	**46 890**	**48 082**

*) Details in note 7 to these financial statements

(all amounts in PLN thousands unless otherwise stated)

EXPENSES BY NATURE	1st half of 2009	1st half of 2008
Depreciation and amortization	(62 195)	(62 951)
Raw materials and energy	(47 293)	(52 522)
Outsourced services	(54 904)	(64 071)
Taxes and charges	(13 185)	(12 318)
Employee benefit expense	(87 149)	(96 814)
Other expenses by nature (for)	(9 000)	(10 151)
- business trips	(713)	(1 063)
- insurance premiums	(628)	(731)
- fee for affiliation with hotel systems	(5 907)	(6 995)
- provision for impairment of receivables	(1 296)	(370)
- other	(456)	(992)
Total expenses by nature	**(273 726)**	**(298 827)**
Distribution & marketing expenses (positive value)	16 414	18 364
Overheads & administrative expenses (positive value)	43 256	49 966
Costs of products sold	**(214 056)**	**(230 497)**
Value of merchandise and raw materials sold	(5)	(20)
Cost of services, products, merchandise and raw materials sold	**(214 061)**	**(230 517)**

OTHER OPERATING EXPENSES	1st half of 2009	1st half of 2008
Other operating expenses, of which:	(5 465)	(3 646)
Provisions created	(538)	(565)
for employment restructuring	(538)	0
other provisions	0	(565)
Recognized provisions for impairment of property, plant and equipment	(665)	(29)
Indemnifies, fines and penalties paid	(240)	(25)
Donations	(96)	(123)
Shortgage on currency exchange fluctuations	(355)	0
Current employment restructuring expenses	(2 444)	(1 673)
Exchange differences	(332)	0
Asset liquidation expenses	(151)	(33)
Other	(644)	(1 198)
Other operating expenses, total	**(5 465)**	**(3 646)**

FINANCE INCOME AND EXPENSES	1st half of 2009	1st half of 2008
Finance income, total	**0**	**0**
Finance expenses of interest on borrowings	(15 076)	(11 828)
Other finance expenses	(74)	(257)
Finance expenses, total	**(15 150)**	**(12 085)**

INCOME TAX	1st half of 2009	1st half of 2008
Current income tax	**(4 489)**	**(8 736)**
- current income tax charge	(4 489)	(8 736)
Deferred income tax	**10 305**	**7 920**
- related to the recognized and reversed temporary differences	10 305	7 920
Tax charge in the income statement	**5 816**	**(816)**

(all amounts in PLN thousands unless otherwise stated)

3.2 INCOME AND RESULTS IN PARTICULAR SEGMENTS

Orbis S.A. has adopted reporting by business segments as its primary segment reporting format. The Company's operations are concentrated on one business segment – Hotels & Restaurants – provision of hotel and food&beverage services along with ancillary services. Business segments have been identified on the basis of core business operations of the Company according to the Polish Classification of Business Activity [PKD]. The secondary reporting format is the reporting by geographical segments. The Company operates in one geographical region, i.e. in Poland.

3.3 SEASONALITY OR CYCLICALITY OF OPERATIONS

Sales of the Orbis Group throughout the year are plagued by seasonality. Usually, major value of sales is generated during the third quarter of the year. The second quarter of the year is the second best in terms of contribution to sales volume, while the fourth quarter is ranked as the third, and the first quarter as the last, in terms of sales.

4. STATEMENT OF FINANCIAL POSITION

4.1 NON-CURRENT ASSETS

PROPERTY PLANT AND EQUIPMENT	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Tangible assets	1 367 758	1 397 291	1 388 718
Tangible assets under construction	79 777	99 194	89 446
Total	**1 447 535**	**1 496 485**	**1 478 164**

PROPERTY, PLANT AND EQUIPMENT (tangible assets)	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Opening gross carrying amount	**3 222 179**	**3 265 463**	**3 265 463**
Accumulated depreciation	(1 824 888)	(1 855 117)	(1 855 117)
Opening net book amount	**1 397 291**	**1 410 346**	**1 410 346**
Additions	26 901	123 989	59 347
purchase	15 845	34 021	14 497
transfer from investments	11 043	89 650	44 813
other	13	318	37
Disposals	(214)	(23 238)	(20 461)
sale	(49)	(72)	(35)
liquidation	(165)	(249)	(91)
reclassification to investment property	0	(22 917)	(20 335)
Increase in impairment	0	(7 915)	(3)
Decrease in impairment	49	18 175	45
Depreciation charge for the period	(56 269)	(124 066)	(60 556)
Closing net book amount	**1 367 758**	**1 397 291**	**1 388 718**
Closing gross book amount	**3 242 845**	**3 222 179**	**3 165 903**
closing accumulated depreciation	(1 875 087)	(1 824 888)	(1 777 185)
Closing net book amount	**1 367 758**	**1 397 291**	**1 388 718**

TANGIBLE ASSETS UNDER CONSTRUCTION	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Gross value of assets under construction	82 526	103 902	94 154
Impairment of assets under construction	(2 749)	(4 708)	(4 708)
Total	**79 777**	**99 194**	**89 446**

(all amounts in PLN thousands unless otherwise stated)

INTANGIBLE ASETS	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Opening gross carrying amount	**13 719**	**12 579**	**12 579**
Accumulated depreciation and amortization	(11 500)	(11 167)	(11 167)
Opening net book value	**2 219**	**1 412**	**1 412**
Additions	1 165	1 963	693
purchase	1 165	1 963	693
Disposals	(320)	0	0
liquidation	(1)	0	0
other	(319)	0	0
Amortization charge for the period	(564)	(1 156)	(552)
Closing net book value	**2 500**	**2 219**	**1 553**
Closing gross book amount	**14 344**	**13 719**	**12 679**
closing accumulated amortization	(11 844)	(11 500)	(11 126)
Closing net book amount	**2 500**	**2 219**	**1 553**

INVESTMENT PROPERTIES	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Opening gross carrying amount	**406 850**	**144 348**	**144 348**
Accumulated depreciation	(172 088)	(49 721)	(49 721)
Opening net book amount	**234 762**	**94 627**	**94 627**
Additions	29 495	145 745	82 780
reclassification from tangible assets	0	22 917	20 335
transfer from tangible assets under construction	29 327	122 828	62 445
purchase	168	0	0
Disposals	(34)	0	0
liquidation	(8)	0	0
other	(26)	0	0
Decrease in impairment	8	0	0
Depreciation charge for the period	(5 362)	(5 610)	(1 843)
Closing net book amount	**258 869**	**234 762**	**175 564**
Closing gross book amount	**436 296**	**406 850**	**343 976**
closing accumulated depreciation	(177 427)	(172 088)	(168 412)
Closing net book value	**258 869**	**234 762**	**175 564**

(all amounts in PLN thousands unless otherwise stated)

INVESTMENTS IN SUBSIDIARES

Name of subsidiary	% share in share capital	% share in the no. of voting rights at the GM	country of registration	business operations	method of investment recognition	share value at cost	revaluation adjustments	carrying amount of shares
Hekon Hotele Ekonomiczne S.A.	directly 100,00%	directly 100,00%	Poland	hotel and food&beverage services	cost	441 041	0	441 041
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100,00%	directly 100,00%	Poland	hotel and food&beverage services	cost	2 430	(1 932)	498
ORBIS Transport, Sp. z o.o.	directly 98,88%	directly 98,88%	Poland	transport	cost	27 729	0	27 729
PBP Orbis Sp. z o.o.	directly 95,08%	directly 95,08%	Poland	tourism	cost	25 907	(14 500)	11 407
Orbis Kontrakty Sp. z o.o.	directly 80,00%	directly 80,00%	Poland	organization of purchasing	cost	80	0	80
As at Jun. 30, 2009								480 755

INVESTMENTS IN ASSOCIATES

Associates, name and corporate seat	% share in share capital	% share in the no. of voting rights at the GM	% share in share capital	business operations	method of investment recognition	share value at cost	revaluation adjustments	carrying amount of shares
Orbis Casino Sp. z o.o. Warszawa, Polska	directly 33,33%	directly 33,33%	directly 33,33%	games of chance	cost	1 600	(736)	864
As at Jun. 30, 2009								864

INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Opening balance	**496 119**	**484 007**	**484 007**
Shares	496 119	484 007	484 007
Additions	0	12 112	0
purchase	0	12 112	0
Disposals	(14 500)	0	0
increase in impairment	(14 500)	0	0
Closing balance	**481 619**	**496 119**	**484 007**
Shares	481 619	496 119	484 007

Investments in subsidiaries and associates are not directly exposed to the risk of change in interest rate and to the price risk.
Increase in investments in 2008 was the result of the Company taking up additional shares in the subsidiary PBP Orbis Sp. z o.o., resulting from the increase in its share capital.
Decrease in investments in the first half of 2009 was the result from the increase of impairment. The whole amount concerns PBP Orbis Sp. z o.o.

(all amounts in PLN thousands unless otherwise stated)

4.2 CURRENT ASSETS

INVENTORIES	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Raw materials	3 199	3 858	4 905
Merchandise	58	60	42
Total inventories	**3 257**	**3 918**	**4 947**

TRADE RECEIVABLES	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Trade receivables	36 082	28 926	41 384
of which: receivables from related parties	*10 091*	*9 076*	*7 697*
Provisions for impairment of receivables	(1 387)	(842)	(803)
prepayments	427	158	772
Trade receivables, net	**35 122**	**28 242**	**41 353**

OTHER CURRENT RECEIVABLES	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Current receivables	**84 881**	**106 673**	**122 576**
Loans to related parties	38 503	38 661	38 630
Public law receivables, excl. corporate income tax	1 004	49 464	28 666
Dividends receivable	37 275	0	38 835
Prepaid PP&E, intangible assets and inventories	7 092	17 022	14 155
Adjudicated receivables	840	851	972
Claimed in court	1 281	524	455
Settlements with employees	488	133	311
Other receivables	519	1 393	1 978
Provisions for impairment of receivables	(2 121)	(1 375)	(1 426)
Current prepayments and advances	**11 414**	**2 402**	**13 355**
Prepayments, of which:	11 414	2 402	13 355
salaries and related	1 716	0	1 616
taxes and charges	6 129	0	7 414
insurance premiums	708	125	696
prepayments	765	1 142	2 091
other	2 096	1 135	1 538
Other current receivables, net	**96 295**	**109 075**	**135 931**

CASH AND CASH EQUIVALENTS	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Cash at bank and in hand	369	417	389
Short-term bank deposits	74 246	34 059	3 939
Other cash and cash equivalents	924	531	4 851
Total cash and cash equivalents	**75 539**	**35 007**	**9 179**

(all amounts in PLN thousands unless otherwise stated)

4.3 CURRENT AND NON-CURRENT LIABILITIES

BORROWINGS	outstanding loan amount as at balance sheet date Jun.30, 2009		current liabilities	non-current liabilities	
				falling due between 1 and 3 years	falling due in more than 3 years
Creditor	PLN	EUR			
fixed-term loan agreement with Bank Handlowy of Warsaw S.A. and Societe Generale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	378 566	0	96 182	188 211	94 173
Loans from Hekon - Hotele Ekonomiczne S.A.	142 802	0	142 802	0	0
TOTAL:	**521 368**	**0**	**238 984**	**188 211**	**94 173**

BORROWINGS	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Opening balance	**524 624**	**370 284**	**370 284**
Bank borrowings	**381 105**	**227 213**	**227 213**
Loans	**143 519**	**143 071**	**143 071**
Additions	15 165	217 930	56 939
third-party loans taken out	0	190 000	45 000
interest accrued on third-party loans	11 380	18 838	7 700
intra-group interest accrued	3 696	8 872	4 128
other	89	220	111
Disposals	(18 421)	(63 590)	(10 455)
repayment of principal of third-party loans	0	(39 191)	0
repayment of interest on third-party loans	(14 008)	(15 975)	(6 625)
repayment of intra-group interest	(4 413)	(8 424)	(3 830)
Closing value	**521 368**	**524 624**	**416 768**
Bank borrowings	**378 566**	**381 105**	**273 399**
Loans	**142 802**	**143 519**	**143 369**
including intra-Group loans:	142 802	143 519	143 369

TRADE PAYABLES	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Trade payables	24 071	53 638	33 615
of which: liabilities towards subsidiaries	*8 126*	*5 698*	*5 892*
Prepaid supplies	175	80	686
Total trade payables	**24 246**	**53 718**	**34 301**

(all amounts in PLN thousands unless otherwise stated)

OTHER CURRENT LIABILITIES	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Current liabilities	**13 287**	**10 490**	**32 758**
Dividends payable	0	0	18 431
Public law liabilities, excl. corporate income tax	7 624	6 480	9 141
Wages and salaries payable	1 195	627	898
Deposits received	1 998	2 001	1 908
Other liabilities	2 470	1 382	2 380
Accrued expenses and deferred income	**33 148**	**22 434**	**32 642**
Accrued expenses	20 423	12 490	18 597
obligations towards employees	7 026	6 994	7 625
franchise fees	1 141	0	716
public law liabilities	1 698	2 063	1 916
costs of non-invoiced supplies	10 487	3 404	8 129
other	71	29	211
Deferred income	12 725	9 944	14 045
advances and downpayments	12 725	9 944	14 045
Other current liabilities, total	**46 435**	**32 924**	**65 400**

As at June 30, 2009, Orbis S.A. had uninvoiced investment liabilities under agreements for modernization of electrical energy measurement systems in Orbis hotels for PLN 642,000. Under agreements for preparation of civil engineering designs, technical expert reports, demolition works and work relating to construction of Etap hotels, future investment liabilities of the Company totaled PLN 8,957,000 as at June 30, 2009.

As at June 30, 2009, the Company reported net current liabilities of PLN 110 360 thousand. The Management Board of Orbis S.A. is of the opinion that as at the date of these financial statements, there exist no circumstances which would indicate a threat to the continuation of the Company's operations. Financial liquidity is secure because in current liabilities the amount of PLN 142 802 thousand represents loan from related parties controlled by the Company. Additionaly, the level of unused credit lines in the Company stood at PLN 20 000 thousand.

5. STATEMENT OF CASH FLOWS

Explanations to adjustments of result in cash flows from operating activities

Change in inventories and change in provisions, as presented in the statement of cash flows, are equal to the balance sheet change in their balance.

	1st half of 2009	1st half of 2008
Balance sheet change in receivables	**5 900**	**(67 919)**
dividend due and unpaid	37 275	38 835
change in prepaid assets under construction	(9 930)	(2 008)
other	(158)	75
Change in the statement of cash flows	**33 087**	**(31 017)**
Balance sheet change in liabilities except borrowings	**(15 961)**	**8 919**
change in investment liabilities	18 861	13 092
dividend from profit to be paid	0	(18 431)
Change in the statement of cash flows	**2 900**	**3 580**
Other adjustments	**0**	**0**
revaluation of non-current assets and intangible assets	15 116	0
loan fee - settlement	89	256
other	13	(60)
Change in the statement of cash flows	**15 218**	**196**

(all amounts in PLN thousands unless otherwise stated)

6. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

The revaluation of shares in a subsidiary company PBP Orbis Sp. z o.o. was made in the 6-month periods ended June 30, 2009. It's one-off event, which shows the significant impact on the financial result:

	1st half of 2009	1st half of 2008
NET PROFIT for the period	**15 585**	**47 885**
revaluation of investment in subsidiaries	11 745	0
NET PROFIT "pro forma"	**27 330**	**47 885**

7. DIVIDENDS RECEIVED, PAID AND APPROVED

By virtue of a resolution of the Annual General Meeting of Shareholders dated June 15, 2009, the net profit generated by Orbis S.A. in 2008 was retained in the Company as retained earnings.

Dividends received in the first half of 2009:

- **Hekon – Hotele Ekonomiczne S.A.** - dividend of PLN 35,969 thousand due to Orbis S.A. under resolution No. IV of the Ordinary General Meeting of Shareholders of June 29, 2009. As at June 30, 2009 the dividend remained a receivable.

- **Orbis Kontrakty Sp. z o.o.** – dividend of PLN 7,706 thousand granted to Orbis S.A. under resolution No. IV of the Ordinary GM of May 21, 2009. The account of Orbis S.A. was credited with the first installment of PLN 6,400 thousand on May 27, 2009.

8. CHANGES IN ESTIMATES OF AMOUNTS

8.1 IMPAIRMENT OF ASSETS

Impairment of tangible assets and assets under construction	as at Jun. 30, 2009	as at Dec.31, 2008	as at Jun. 30, 2008
Opening balance	**(378 990)**	**(423 888)**	**(423 888)**
recognition of impairment of tangible assets	0	(7 915)	(3)
recognition of impairment of assets under construction	(665)	(26)	(26)
annual reversal of impairment of tangible assets	49	18 175	45
transfer to investment property	0	33 457	33 410
use of impairment	2 762	1 207	864
Closing balance	**(376 844)**	**(378 990)**	**(389 598)**

(all amounts in PLN thousands unless otherwise stated)

Impairment of investment in subsidiaries and associates	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Opening balance:	**3 985**	**3 985**	**3 985**
recognition of impairment	14 500	0	0
use of impairment	(4)	0	0
Closing balance	**18 481**	**3 985**	**3 985**

Impairment of inventories	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Opening balance:	**(198)**	**(316)**	**(316)**
recognition of impairment	0	(108)	(51)
use of impairment	0	86	4
derecognition of impairment	20	140	28
Closing balance	**(178)**	**(198)**	**(335)**

Impairment of receivables	as at Jun. 30, 2009	as at Dec.31, 2008	as at Jun. 30, 2008
Opening balance of impairment	**(2 217)**	**(2 162)**	**(2 162)**
recognition of impairment	(1 296)	(441)	(370)
use of impairment	5	386	303
Closing balance of impairment	**(3 508)**	**(2 217)**	**(2 229)**

8.2 PROVISIONS FOR LIABILITIES

Provision for employee benefits	Provision for jubilee awards	Provision for retirement and disability benefits	Total provision
As at Jan. 1, 2009	**30 882**	**9 443**	**40 325**
Provision created during the period	2 128	637	2 765
Provision used during the period	(2 131)	(664)	(2 795)
As at Jun. 30, 2009	**30 879**	**9 416**	**40 295**
Short-term, 1st half of 2009	5 039	1 377	6 416
Long-term, 1st half of 2009	25 840	8 039	33 879
Total provisions as at Jun. 30, 2009	**30 879**	**9 416**	**40 295**

Provision for employee benefits	Provision for jubilee awards	Provision for retirement and disability benefits	Total provision
As at Jan. 1, 2008	**29 948**	**9 658**	**39 606**
Provision created during the period	4 417	677	5 094
Provision used during the period	(3 483)	(892)	(4 375)
As at Dec. 31, 2008	**30 882**	**9 443**	**40 325**
Short-term, 2008	4 965	1 362	6 327
Long-term, 2008	25 917	8 081	33 998
Total provisions as at Dec. 31, 2008	**30 882**	**9 443**	**40 325**

(all amounts in PLN thousands unless otherwise stated)

Provision for employee benefits	Provision for jubilee awards	Provision for retirement and disability benefits	Total provision
As at Jan. 1, 2008	**29 948**	**9 658**	**39 606**
Provision created during the period	1 702	189	1 891
Provision used during the period	(2 088)	(766)	(2 854)
As at Jun. 30, 2008	**29 562**	**9 081**	**38 643**
Short-term, 1st half of 2008	4 418	1 093	5 511
Long-term, 1st half of 2008	25 144	7 988	33 132
Total provisions as at Jun. 30, 2008	**29 562**	**9 081**	**38 643**

Provision for liabilities	Provision for litigation	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at Jan.1, 2009	**770**	**0**	**684**	**1 454**
Provision created during the period	0	538	0	538
Provision used during the period	0	0	(684)	(684)
As at Jun. 30, 2009	**770**	**538**	**0**	**1 308**
Short-term, 1st half of 2009	770	538	0	1 308
Long-term, 1st half of 2009	0	0	0	0
Total provisions as at Jun. 30, 2009	**770**	**538**	**0**	**1 308**

Provision for liabilities	Provision for litigation	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at Jan. 1, 2008	**795**	**306**	**0**	**1 101**
Provision created during the period	81	0	684	765
Provision used during the period	(106)	(306)	0	(412)
As at Dec. 31, 2008	**770**	**0**	**684**	**1 454**
Short-term, 2008	770	0	684	1 454
Long-term, 2008	0	0	0	0
Total provisions as at Dec. 31, 2008	**770**	**0**	**684**	**1 454**

Provision for liabilities	Provision for litigation	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at Jan. 1, 2008	**795**	**306**	**0**	**1 101**
Provision created during the period	0	0	565	565
Provision used during the period	0	(306)	0	(306)
As at Jun. 30, 2008	**795**	**0**	**565**	**1 360**
Short-term, 1st half of 2008	795	0	565	1 360
Long-term, 1st half of 2008	0	0	0	0
Total provisions as at Jun. 30, 2008	**795**	**0**	**565**	**1 360**

As at June 30, 2009 a restructuring provision was created amounting to PLN 538 thousand. Also, over 6 months of 2009, expenses on restructuring totaled PLN 2,444 thousand. Restructuring costs are a result of continuation of the Company's development strategy.

(all amounts in PLN thousands unless otherwise stated)

8.3 DEFERRED TAX ASSETS AND LIABILITY

DEFERRED TAX *)	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Deferred tax assets	(19 306)	(15 902)	(14 608)
Defererd tax liability	60 060	66 961	70 504
Total	**40 754**	**51 059**	**55 896**

*) Deferred tax liability and assets are presented after set-off.

Major changes in deferred tax result from differences between tax base and book amount of non-financial non-current assets.

(all amounts in PLN thousands unless otherwise stated)

9 CONTINGENT ASSETS AND LIABILITIES, INCLUDING SURETIES FOR BORROWINGS OR GUARANTEES ISSUED

Contingent liabilities

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 6 months ended June 30, 2009	Financial terms and other remarks
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantees issued by the bank under framework agreement No. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Feb. 9, 2012	2 000	0	Validity date corresponds to the guarantee validity date.
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement No. 270-1/10/RB/2005 dated Dec. 9, 2005, annex No. 1 of Dec. 4, 2006	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 7, 2010	2 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the investment loan granted by the bank under agreement No. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 31, 2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under the loan granted by the bank under short-term loan agreement No. 2008/007 dated March 17, 2008	Société Générale SA Branch in Poland	Orbis Transport Sp. z o.o.- subsidiary company	Feb. 16, 2009	0	(-30 000)	Orbis SA committed to submit to the enforcement procedure up to PLN 30,000 thousand by virtue of which the Bank may issue a bank writ of execution by Feb. 15, 2009.
Bank guarantee no. 1308/2008/RNz dated August 20, 2008 issued by Société Générale, as requested by Orbis S.A., to guarantee timely payment of financial liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. due to IATA Members; annex no. 1 dated Dec. 11, 2008	International Air Transport Association (IATA), Branch in Poland	PBP Orbis Sp. z o.o., subsidiary of Orbis S.A., requested the guarantee	Feb. 22, 2010	7 767	0	Orbis SA committed to submit to the enforcement procedure up to PLN 7,767 thousand by virtue of which the Bank may issue a bank writ of execution within three months as of the guarantee expiry date (Nov. 22, 2009) or as of the date of payment under the guarantee.
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/005 dated Jan. 30, 2009, as amended by Annex no. 1 dated March 3, 2009	Société Générale SA Branch in Poland	Orbis Transport Sp z o.o. - subsidiary company	Feb. 15, 2010	30 000	30 000	Orbis SA committed to submit to the enforcement procedure up to PLN 30,000,000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable by Feb. 30, 2010.
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Facility Agreement no. 1611022/WS07120700 dated Jan. 31, 2008, as amended by Annex no. 3 dated Feb. 27, 2009.	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Jan. 31, 2011	50 000	50 000	Validity date corresponds to the surety validity date. Orbis SA committed to submit to the enforcement procedure by virtue of which the Bank may request that the bank writ of execution be declared enforceable by Jan. 31, 2011
Surety for a blank promissory note without protest, issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 159373 entered into on Nov. 26, 2008	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	PBP Orbis Sp. z o.o., subsidiary of Orbis S.A., requested the guarantee	June 29, 2010	8 160	8 160	The guarantee is valid until Dec. 31, 2009. The Beneficiary may seek claims, if any, within up to 180 days following the last day of the guarantee validity; securities will be released by the Guarantor after expiry of the guarantee, unless a payment under the guarantee is made in case the security needs to be used.
Joint and several surety for liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/004 dated Jan. 28, 2009	Société Générale SA Branch in Poland	PBP Orbis Sp. z o.o., subsidiary of Orbis S.A., requested the guarantee	Nov. 30, 2009	12 000	12 000	Orbis SA committed to submit to the enforcement procedure up to PLN 12,000,000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable by Dec. 30, 2009
			TOTAL:	**112 927**	**70 160**	
		Including sureties for loans or guarantees issued within the group:		107 927	70 160	

(all amounts in PLN thousands unless otherwise stated)

10. RELATED PARTY TRANSACTIONS

In the sense of IAS 24, parties related to the Group are members of the managerial and supervisory staff, and their close family members, subsidiaries and associates not included in the consolidation, listed in note 4.1 and Accor S.A. (significant shareholder) and its related parties.

In the period covered by these statements, Orbis S.A. executed the following significant transactions with related parties:

- **with Accor Polska Sp. z o.o.** (a company related to Accor S.A.) revenues were reported under the management contract amounting to PLN 795 thousand and license fee expenses totaled PLN 5,449 thousand. During 6 months of 2008, revenue under management contract amounted to PLN 1,076 thousand, while license fee expenses stood at PLN 6,062 thousand. As at June 30, 2009, receivables from the above transactions amounted to PLN 305 thousand, compared to PLN 622 thousand as at June 30, 2008. Payables under the above-mentioned transactions totaled PLN 3,740 thousand as at June 30, 2009, whereas as at June 30, 2008 payables to Accor Polska Sp. z o.o. totaled PLN 4,500 thousand.

- **with Hekon - Hotele Ekonomiczne S.A.:**
  - revenue from lease of hotel buildings in the 1st half of 2009 stood at PLN 4,927 thousand., compared to PLN 2,405 thousand in the 1st half of 2008.
  - revenue from the contract for mutual provision of services in the 1st half of 2009 amounted to PLN 1,777 thousand, the expenses totaling PLN 2,630 thousand. In the 1st half of 2008, revenue from this source amounted to PLN 1,703 thousand, while expenses to PLN 1,394 thousand.
  - in the 1st half of 2009, loan interest expense totaled PLN 3,696 thousand, compared to PLN 4,128 thousand in the 1st half of 2008.

- **with PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o.:**
  - revenue from sale of trade mark totaled PLN 393 thousand in the 1st half of 2009, while in the 1st half of 2008 they amounted to PLN 963 thousand.
  - interest income from the loan extended to PBP Orbis Sp. z o.o. and repaid (loan amount PLN 10 million) amounted to PLN 183 thousand in the 1st half of 2008.
  - interest income from the loan extended to Orbis Transport Sp. z o.o. amounted to PLN 1,097 thousand in the 1st half of 2009, compared to PLN 1,242 thousand in the 1st half of 2008. On April 14, 2009 The Company signed an annex no. 5 to loans (contractual value in PLN thous. 10 000 and 8 200). The repayment date was deferred until April 14, 2010. On May 4, 2009 The Company signed an annex no. 5 to a loan (contractual value in PLN thous. 20 000). The repayment date was deferred until May 4, 2010.

Revenues	1st half of 2009	1st half of 2008
Net sales of services	**15 403**	**16 097**
- to the companies of the Accor Group	799	1 185
- to subsidiaries	12 759	13 077
- to associates	1 845	1 835
Net sales of other products, merchandise and raw materials	**393**	**963**
- to subsidiaries	393	963
Total sales	**15 796**	**17 060**
Other revenues	1 097	**1 582**
- subsidiaries	1097	1 582
Total revenues	**17 990**	**20 224**

Purchases of goods and services	1st half of 2009	1st half of 2008
Purchases of services	**14 511**	**9 956**
- from the companies of the Accor Group	10 122	6 546
- from subsidiaries	4 389	3 410
- from associates		0
Total cost of purchase of goods and services	**14 511**	**9 956**

(all amounts in PLN thousands unless otherwise stated)

RECEIVABLES AND PAYABLES	as at Jun. 30, 2009	as at Dec. 31, 2008	as at Jun. 30, 2008
Trade receivables	**10 091**	**9 076**	**7 697**
- from the companies of the Accor Group	319	535	652
- from subsidiaries	9 756	8 507	7 025
- from associates	16	34	20
Other receivables	**75 778**	**38 661**	**77 465**
- from subsidiaries	75 778	38 661	77 465
Receivables from the tax group	0	**0**	**2 048**
- from subsidiaries	0	0	2 048
Total receivables	**85 869**	**47 737**	**87 210**
Trade payables	**8 126**	**5 698**	**5 892**
- to the companies of the Accor Group	6 778	4 196	4 508
- to subsidiaries	1 348	1 502	1 384
Other liabilities	**142 802**	**143 519**	**143 369**
- to subsidiaries	142 802	143 519	143 369
Payables to the tax group	**0**	**999**	**0**
- to subsidiaries	0	999	0
Total liabilities	**150 928**	**150 216**	**149 261**

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between Orbis S.A. and related parties:

- members of the Management Board or Supervisory Board of Orbis S.A.
- spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates,
- persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates.

11. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

12. EVENTS AFTER THE BALANCE SHEET DATE

On July 29, 2009 Fitch Ratings affirmed the long-term national rating at "BBB+(pol)" for the Polish hotel company Orbis S.A. (see: current report no. 23/2009).

(all amounts in PLN thousands unless otherwise stated)

13. LITIGATION SETTLEMENTS

No litigation-related payments occurred in the period covered by these financial statements.

Litigation pending before courts, arbitration authorities or public administration bodies having jurisdiction over the dispute:

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
1. 1) Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021; 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right to perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting plot of land no. 3, with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021".	unknown	1) Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision 2) Notification of the Minister of Infrastructure dated February 4, 2008	1) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski; Opposing party: Minister of Infrastructure; Participant: Orbis S.A.; 2) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski.	1) On August 26, 2005 the Voivodship Administrative Court dismissed Orbis S.A.'s appeal against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and for passing the case to be re-examined by the Voivodship Administrative Court. By virtue of the judgment of November 28, 2006, the Supreme Administrative Court dismissed the above-mentioned last-resort (cassation) appeal of Orbis S.A.. This means that the application for granting the right of temporary ownership filed by former owners of the real property will be re-considered. 2) In a pleading dated February 27, 2008, Orbis S.A. presented its position on the case on hand and pointed to absence of any legal grounds for determination of invalidity of the above mentioned decision concerning granting the right of ownership to Orbis S.A. In a letter dated May 19, 2008, the Minister of Infrastructure notified that the time-limit for considering the case had been set for December 31, 2008. At the same time, Orbis S.A. was served with a decision dated October 1, 2008 issued by the District Court for Warszawa-Mokotów, Land and Mortgage Registry Division, dismissing the application of Andrzej Blikle and Helena Helmersen Andrzejewski for entry of the claim for establishment of the right to perpetual usufruct. On January 6, 2009, Orbis S.A. was served with the decision of the Minister of Infrastructure dated December 24, 2008 declaring invalidity of the decision no. 447/91 of the Head of Warsaw Voivodship dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw at 24/26 Nowogrodzka street, described in the land and mortgage register no. KW 72550, to Orbis S.A., with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021" In

(all amounts in PLN thousands unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				connection with this decision, on January 19, 2009 Orbis S.A. filed, within the time-limit prescribed by law, an application for the case to be reconsidered. No decision was issued by June 30, 2009.
2. 1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land of the real property located in Warsaw at 26 Nowogrodzka str., Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to the part thereof covered by the Mortgage Register no. 1599 G	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006 (served on Orbis S.A. on December 4, 2006).	1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others) Participant: Orbis S.A. 2) Applicant: Joanna Kubiaczyk-Grodzka (one of heirs of Tadeusz Sławiński)	1) On January 14, 2005, the Voivodship Administrative Court rendered a judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right to perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land of the real property located at 26 Nowogrodzka street in Warsaw. Heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw. By virtue of the decision dated July 27, 2006, the Head of Mazowieckie Voivodship revoked the above decision of the President of the Capital City of Warsaw. By virtue of the decision no. 186/GK/DW/2008 dated March 31, 2008, the President of the Capital City of Warsaw refused to grant the right to perpetual usufruct to legal successors of the former owner. On April 21, 2004, the Applicants' attorney filed an appeal against the said decision of the President of the Capital City of Warsaw. The Mazowieckie Voivodship Office in Warsaw, State Treasury and Property Department, notified Orbis S.A. on September 8, 2008 that evidence had been collected in the case concerned. By virtue of decision dated October 23, 2008 the Head of Mazowieckie Voivodship upheld the above decision dated March 31, 2008. By virtue of decision dated March 4, 2009, the Voivodship Administrative Court suspended court proceedings initiated by an appeal filed by R.Sławiński, T.Szydłowska, J.Sławiński and E.Sławińska against decision of the Head of Mazowieckie Voivodship dated October 23, 2008 concerning refusal to grant the right to perpetual usufruct of land. By a decision dated July 2, 2009, the Voivodship Administrative Court decided to resume the suspended court proceedings. 2) By virtue of the letter dated November 20, 2006, the Minister of Construction informed Orbis S.A. that Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of right of

(all amounts in PLN thousands unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to a part thereof covered by the Mortgage Register no. 1599 G. By virtue of the decision dated January 22, 2007, the Minister of Construction refused to declare invalidity of the above decision of the Head of the Warszawskie Voivodship dated September 23, 1991, rectified by decisions dated January 9, 1992, December 23, 1993 and November 27, 2006.
3. Statement of claim for payment of a fee for the use of real property located in Kraków, at 11 Pijarska str.	PLN 1 344 800.00	Applicants: 1) S., P., G., A. Marczak – March 2003 (statement of claim served on Orbis S.A. on October 13, 2003); 2) A. and M. Marczak – April 2004 (statement of claim served in June 2004); 3) Irena Kuc- November 2004 (statement of claim served on Orbis S.A. in March 2005); 4) Janusz Tabor and Irena Ciapała – November 2004 (statement of claim served on Orbis S.A. in April 2005)	Plaintiff: Stanisława, Paweł, Grzegorz, Adam, Andrzej, Magdalena Marczak and Irena Kuc, Ewa Ciapała, Janusz Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of statements of claim. In 2005, the Court combined the 4 statements of claim to be considered as one case. The Regional Court in Kraków, by virtue of the decision dated March 28, 2006, seconded the application of the attorney of Orbis S.A. and revoked the exemption from the payment of court fees that had been granted to the plaintiffs. The Court heard witnesses at a hearing held on August 2, 2006. On December 4, 2006, the Regional Court in Kraków issued a decision on admission of expert evidence on valuation of expenditure incurred by Orbis for renovation of the tenement house and determination of a fee for non-contractual use of the tenement house in the period from September 20, 1994 to November 30, 2003, as well as on appointment of a court expert by the Court. The court expert prepared an opinion (served on Orbis S.A. attorney on February 26, 2007). Orbis S.A. attorney filed charges against the opinion, whereby the attorney applied for non-admission of the court expert's opinion and for appointment of a new court expert, competent in the area of construction and renovations of historic buildings. The Court seconded the application as to evidence, filed by Orbis S.A. attorney. By virtue of the decision dated March 6, 2008, the Court appointed a new court expert, Roman Mucha – expert in the area of building structures, including historic buildings, and cost estimates for construction and investment works. The new court expert, appointed by the Court, submitted a Court Opinion dated May 8, 2008, indicating that the present value of necessary expenditure incurred by the Defendant Orbis S.A. in Warsaw for renovation of the tenement house at 11 Pijarska str. in Kraków in the 1980s amounts to PLN 2 125 869.05 – 21% depreciation = PLN 1 679 436.50, and that the value of expenditure increasing the value of the real property at 11 Pijarska str. in Kraków amounted, at the time of release of the real property to the Plaintiffs, i.e. on November 30, 2003, to PLN 1 679 175.50 less 17% depreciation = PLN 1 393 715.00. Orbis S.A. has not filed any appeal against the Court

(all amounts in PLN thousands unless otherwise stated)

Legal claims – description	**Value of the litigation**	**Date of launching the legal proceedings**	**Parties to the proceedings**	**Company's stance**
				Opinion because, in the opinion of Orbis S.A., it was prepared in a reliable manner, by a competent expert, based on source materials, and is favorable for Orbis S.A.. Two plaintiffs are trying to challenge the above opinion in their pleadings and apply for appointment of a different expert. On November 12, 2008, the court expert delivered to the Court a written "Reply to Plaintiffs' claims", whereby the expert pointed out that the claims were totally groundless, and upheld his opinion in its entirety. On February 18, 2009 the Court announced the judgment in the case concerned, whereby it adjudged an amount of PLN 87 930.18 (approx. 6.5% of the claim) payable by Orbis S.A. for the benefit of all Plaintiffs. The judgment is not final. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.
4. Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Kraków	PLN 1 541 346.56	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The case pending before the District Court in Bydgoszcz. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1 541 346 on the real property located at 11 Pijarska street was seconded by the Court. The Court served to Orbis .A. attorney a notification dated February 14, 2008 stating that "as a result of examination of remedy at law" the Court entered the above mandatory mortgage in the Land and Mortgage Register. On June 26, 2007, another trial was held during which the Defendants' attorney submitted a copy of the court expert's opinion (eng. Enger) pertaining to the case referred to above. The Plaintiff's attorney stated that the submitted copy of the court expert's opinion had been questioned in the case referred to above. On April 28, 2008, the Court heard the court expert, Wiesław Foger, who admitted, in response to Orbis S.A. objections, that he did not have knowledge concerning cost estimation of construction works. In consideration of the above and former objections to the opinion, Orbis S.A. applied for determination that the opinion of the court expert W. Enger is unreliable, and for adoption of the opinion of a new court expert, appointed in the case described above. On November 19, 2008, a hearing was held during which the Court acquainted itself and the Defendants with an opinion of the court expert R. Mucha, submitted by Orbis S.A., relating to the case described above. The Court set a 21-day time-limit for the Defendants to file a written position on the Opinion and to pose specific questions to the court expert The expert, engineer Mucha was heard on May 21, 2009 before the court in Kraków upon request of the court in Bydgoszcz. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.

(all amounts in PLN thousands unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedin gs	Parties to the proceedin gs	Company's stance
5. Application for determination of acquisition, by operation of law, of the right to perpetual usufruct of land together with the right of ownership of the building pursuant to Article 200 of the Real Property Management Act (land on which the Cracovia Hotel stands).	unknown	Application dated November 27, 2008	Applicant: Orbis S.A.	Since the decision of the Kraków Voivod dated February 19, 1993, was pronounced partly invalid, Orbis S.A. applied to the Head of Małopolskie Voivodship for a new decision concerning the perpetual usufruct. The case is pending.
6. Proceedings for handing over of real property located in Warsaw, in the district of Wilanów, at 27 St .Kostki Potockiego str., marked as the plot of land no. 21/1 with an area of 4397 sq.m.	The Plaintiff determined the value of litigation at PLN 5 000 00 0, as the value of real property or, alternatively, at PLN 377 433 which corresponds to the 3-month lease rent due for this type of real property	Statement of claim dated September 29, 2005	Plaintiff: State Treasury, represente d by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	In the reply to the statement of claim, Orbis S.A., applied for dismissal of action in view of the title to the real property held by Orbis S.A., contrary to the allegations of the statement of claim, and confirmed by a decision issued by a relevant authority in 1989, stating that the real property at dispute had been transferred to be administered by the Company's legal predecessor - P.P. „Orbis". On November 20, 2007, a judgment dismissing the State Treasury's action was rendered. On December 17, 2007, the President of the Capital City of Warsaw, representing the State Treasury, filed an appeal against the above judgment of the Court of first instance. In response to the appeal, Orbis S.A.'s attorney filed for dismissal thereof, challenging substantive allegations of the appeal derived from the provisions of the Real Property Management Act of 1997, i.e. that the Defendant Orbis S.A. based its legal title to the real property at dispute on the decision issued pursuant to the Act of 1985 on Land Management and Real Property Expropriation, which decision established the right of administration in favor of its legal predecessor P.P. Orbis, which the Court of First Instant stated legitimately in justification to its judgment. On September 4, 2009, an appellate hearing was held before the Court of Appeals in Warsaw, during which the Court issued a decision suspending appellate proceedings until final resolution concerning the ownership title to the real property concerned in administrative proceedings. Administrative proceedings initiated by heirs of the former owner Adam Branicki for reinstatement of the real property is currently pending before the Head of Mazowieckie Voivodship, i.e. the authority of first instance. As at June 30, 2009, the legal status of proceedings pending before the Court of Appeals ad the a Administrative proceedings pending according to the administrative procedure in the Mazowieckie Municipal Office has not changed substantially. As regards the proceedings before the court, the reasons for suspending

(all amounts in PLN thousands unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				the appellate case still exist (no decision concerning the ownership title to the real property in the administrative proceedings). By a letter dated Aril 27, 2009, the Mazowieckie Municipal Office set the date of issue of the decision concerning property restitution claim by heirs of the former owner of the real property to be 1 month from the date of assembling the evidence, i.e. submission of the requested documents from archives and the preparation of a geodetic survey to determine the exact area of the former land property, from which the disputable plot of land on which the Wilanów restaurant is located was separated On behalf of Orbis S.A., this case is defended by attorney Zofia Marcinkowska.
7. Proceedings for restitution of expropriated real property comprising plots I.kat.178/4 with the area of 82 sq.m., 178/3 with the area of 75 sq.m., 178/5 with the area of 299 sq.m., I.kat 193/5 with the area of 583 sq.m. (concerns parts of plots with current nos. 329/2, 330/3 and 330/7 in Kraków)		Notification of the Office of the City of Kraków, City Treasury Department (received by Orbis S.A. on October 3, 2008)	Applicants: H. Białczyński, E. Lende, A. Dziedzic, J. Dziedzic, J. Białczyński, C. Białczyńki, S. Białczyński, J. Pyjos, M. Zając, A. Garwolińska, B. Bielenin	The Applicants applied for restitution of expropriated real property. On March 25, 2009 the President of the City of Kraków once again suspended *ex officio* the proceedings for restitution of a part (presently) of plots nos. 329/2, 330/3 and 330/7. The proceedings were suspended on an application dated November 17, 2008, filed by the Applicants, and will remain suspended until the application of Mrs. E.Lenda dated November 3, 2008 for termination of the perpetual usufruct agreement (expiry of perpetual usufruct) on the plots concerned is considered. The case is defended by attorney Ryszard Błachut.
8. Application for declaration of invalidity of an administrative decision of the Presidium of the National Council of the Capital City of Warsaw dated March 16, 1967 concerning refusal to grant to the owners the right of temporary ownership to the land of the real property located at 29 Nowogrodzka str. (presently 27 Nowogrodzka str.), mortgage no. 31, section 5-05-02. The plot of land no. 31 has an area of 2230 m2, the proceedings most probably concern the area of approx. 365 m2.	unknown	Notification from the Ministry of Infrastructure dated February 17, 2009 served on Orbis S.A. on February 26, 2009 informing about pending proceedings for declaration of invalidity of the administrative decision.	Applicants: Ludmiła Paderewska and Stanisław Wodek Opposing party: Minister of Infrastructure Participant: Orbis S.A.	By virtue of the letter dated February 17, 2009 the Minister of Infrastructure informed that the date for considering the case had been set for August 31, 2009. At present, the Ministry is collecting vidence in the case. In a letter dated June 26, 2009, Orbis S.A. submitted its position regarding this case to the Ministry.
9. Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located in Bitwy	PLN 128 712.25	Application to the Self-Government Appellate Board	Applicant: (Plaintiff): Orbis S.A. Participant (Defendant)	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located in Bitwy Warszawskiej 1920 str. in Warsaw

(all amounts in PLN thousands unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedin gs	Parties to the proceedin gs	Company's stance
Warszawskiej 1920 str. in Warsaw is unjustified, and that a lower amount of the fee is justified.		dated January 10, 2006	: President of the Capital City of Warsaw	(Hotel Vera) is unjustified (the amount of the fee was fixed at PLN 646 720.86 as of January 1, 2006), and that a lower amount of the fee is justified, i.e. PLN 373 239.66. By virtue of a decision dated June 11, 2007, the Self-Government Appellate Board dismissed the above-mentioned application filed by Orbis S.A.. Orbis S.A. filed an appeal against the above-mentioned decision of the Self-Government Appellate Board with the Common Court. By virtue of the judgment dated July 25, 2008 the Court set the annual fee for perpetual usufruct at PLN 431 147.24. On September 29, 2008 the Defendant appealed against this judgment. On November 18, 2008 the Defendant filed a reply to the appeal. On July 9, 2009, the Appellate Board overturned the appeal. Orbis S.A. applied for delivery of the ruling with the enforceability clause. Moreover, on December 27, 2005 an application was filed with the President of the Capital City of Warsaw for a change in the percentage rate of the annual fee from the present 3% to 2 %. The Office of the Capital City of Warsaw, by virtue of a declaration dated August 31, 2007, offered to adopt, as of January 1, 2008, a new percentage rate of 2 %.Orbis S.A. attorney filed an application with the Self-Government Appellate Board in Warsaw for determination that the revalued percentage rate is justified starting from a different date, i.e. January 1, 2006. On November 8, 2007 a hearing was held before the Self-Government Appellate Board in Warsaw. Orbis S.A. awaits a decision to be issued by the Self-Government Appellate Board. No new developments in the case.
10. 66 actions initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on differences between provisions of the Inter-Departmental Collective Labor Agreement for Orbis S.A. Employees and internal pay regulations in effect in the Branch which acts as an independent employer. In some cases, the Court has issued orders to make payments for the benefit of employees under proceedings by writ of payment. However, as a result of appeals, these cases are heard within	The total amount of claims is approx. PLN 776 thousand.	First statements of claim were filed in July 2006	Plaintiffs: 66 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw applies for dismissal of all the actions brought by employees. Some cases have been suspended. Proceedings to take evidence are pending, and to date 12 judgments that are unfavorable for Orbis and support the employees' claims have been rendered. Orbis S.A. has filed appeals against all unfavorable judgments. These cases are defended by the Law Office of attorney Waldemar Gujski. Orbis proposed that the employees enter into amicable agreements on terms and conditions resulting from judgments rendered by courts of first instance that partially seconded the employees claims. 10 cases are unresolved. Orbis offered settlements to employees, while dates of hearings are scheduled for September. Settlement agreements have been entered in the remaining cases.

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
the framework of ordinary proceedings, similarly to other cases.				
11. 12 proceedings launched by employees of the liquidated Solec Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on provisions of the Departmental Collective Labor Agreement in force in the Solec Hotel before its liquidation.	Plaintiffs claim a total amount of approx. PLN 90 000.	First statements of claim were filed in July.	Plaintiffs: 12 former employees of the liquidated Solec Hotel Branch in Warsaw. Defendant: Orbis S.A, in one case – the Solec Hotel Branch	Orbis S.A. applies for dismissal of all the actions brought by the employees. Cases are pending. However, a few employees have withdrawn their statements of claim and waived their claims. To date, two judgments (not final) in favor of employees have been rendered. The judgments, partially allowing action, have been appealed against and so has been one judgment that is favorable for the employees. The latter has been upheld partially valid by virtue of the judgment of the Court of Appeals. The said judgment, adjudicating compensation for the employees in the amount of PLN 4346.00 is not subject to the last-resort appeal, hence it is valid and binding. These cases are defended by the Law Office of attorney Waldemar Gujski. Orbis proposed that the employees enter into amicable agreements on terms and conditions resulting from judgments rendered by courts of first instance that partially seconded the employees claims. One case is still pending, in other cases amicable settlement agreements have been entered.

Semi-Annual Report on the Operations of the Orbis Group as at June 30, 2009

Orbis

August 21, 2009.

TABLE OF CONTENTS

(all amounts are in PLN thousand, unless stated otherwise)

1. DESCRIPTION OF THE COMPANY ORBIS S.A.

1.1 Orbis S.A. Business

The joint-stock company **Orbis Spółka Akcyjna** with its seat in Warsaw was established in the course of transformation of the State-Owned Enterprise Orbis on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises (Official Journal "Dz.U." of 1990, No. 51 item 298, as further amended). On December 17, 1990, a notary's deed of transformation of the State-Owned Company Orbis into a single-shareholder company of the State Treasury was drafted (Notary's Deed Rep. A No. 1882/90).
On January 9, 1991, the District Court for the Capital City of Warsaw, XVI Economic Division issued a decision on registration of Orbis Spółka Akcyjna in the Commercial Register (RHB 25134).
On June 28, 2001, the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Register registered Orbis Spółka Akcyjna in the Register of Businesses.
Orbis Spółka Akcyjna is registered under the number KRS 0000022622 in the District Court for the Capital City of Warsaw in Warsaw, presently XII Economic Division of the National Court Register (KRS), while amendments incorporated therein were registered by the Registry Court in Warsaw on December 13, 2007.
The Company pursues its operations on the basis of its Statutes, the consolidated text of which was adopted by the Extraordinary General Meeting of Shareholders of Orbis Spółka Akcyjna on November 20, 2007 (Notary's Deed Rep. A No. 5164/2007).

The scope of the Company's business includes:

- activities of travel agencies, offices and tour operators, as well as other booking assistance activities and related services,
- activities related to organization of fairs, exhibitions and congresses,
- hotels and other lodging units,
- food&beverage services,
- other services related to booking, not elsewhere classified,
- other land passenger transport, not elsewhere classified,
- maintenance and repair of motor vehicles, except for motorcycles,
- other financial services, not elsewhere classified, except for insurance and pension funds,
- advertising agencies activities,
- other publishing activities,
- non-specialized wholesale activities,
- retail sale in non-specialized stores with food, beverages or tobacco predominating,
- other non-school education, not elsewhere classified,
- other monetary intermediation,
- gambling and betting activities,
- other personal insurance and general insurance,
- activities of other transport agencies,
- lease and management of own or leased real estate,
- management of real estate on mandate basis.

As at June 30, 2009, the structure of Orbis S.A. comprised 41 hotels operated by the Company and located in 27 towns, cities and resorts in Poland, with an aggregate operating capacity of 8 326 rooms. Hotels belonging to Orbis S.A. operate under the following Accor brands: Sofitel, Novotel and Mercure, as well as under brands Orbis Hotels and Holiday Inn.

Moreover, Orbis S.A. manages two hotels under a management contract, i.e. Mercure Fryderyk Chopin in Warsaw and Sofitel Wrocław, and owns seven hotel buildings operating under the Etap brand and one hotel of the Mercure brand, operated Orbis' by subsidiary, Hekon–Hotele Ekonomiczne S.A. The Company's hotels offer comprehensive food&beverage services, have professionally equipped conference rooms and Business Centers, feature recreational facilities and spa. This potential ranks the Orbis hotel network first both in Poland as well as in the Central and Eastern Europe.

(all amounts are in PLN thousand, unless stated otherwise)

The companies Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon as well as Orbis Kontrakty Sp. z o.o. jointly form the Orbis Hotel Group (operator of 61 hotels altogether and manager of 3 properties). Apart from the above-mentioned companies, the Group also comprises hotels operating under the Ibis and Etap brands.

Chart 1: Hotel room structure per brand


Orbis Hotel Group
3%
1%
18%
26%
28%
8%
12%
4%
MERCURE NOVOTEL SOFITEL IBIS ETAP ORBIS HOTELS HOLIDAY INN Vilnius

Orbis S.A. Share Price

During the period from January 1 to June 30, 2009, Orbis S.A.'s share price fluctuated between PLN 24.00 to PLN 44.50. The spread between the highest and the lowest price equaled PLN 20.50, that is 85.4% of the lowest quotation.

At the beginning of the period concerned the share price followed a downwards trend, subsequently it was on the rise starting from the end of January until May to reach its highest level in the first half of 2009 on May 12. Next, the Orbis share price was reported to go down with upwards corrections. On the last day of the analyzed period the Orbis share price stood at PLN 37.60. The average daily trading volume in Orbis securities equaled 39 875 shares in the period January – June 2009.

(all amounts are in PLN thousand, unless stated otherwise)

Chart 2. Orbis S.A. and WIG-20 index quotations during the period from January 1, 2009 to June 30, 2009


PLN
points
Orbis S.A.
WIG-20
46,0
44,0
42,0
40,0
38,0
36,0
34,0
32,0
30,0
28,0
26,0
24,0
22,0
2 200
2 100
2 000
1 900
1 800
1 700
1 600
1 500
1 400
1 300
1 200
1 100

1.2 Shareholders of Orbis S.A.

The list of Orbis S.A. shareholders determined as at June 30, 2009, on the basis of the notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies was as follows:

Table 1. The Company's Shareholders as at June 30, 2009

Shareholder	Number of shares / number of voting rights at the GM	Share in the share capital / number of voting rights at the GM
Accor S.A. **(including a subsidiary of Accor S.A. – Accor Polska Sp. z o.o. – 4.99%)**	**23 043 108**	**50,01%**
BZ WBK AIB Asset Management S.A. – customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	**11 599 630**	**25.17%**
Commercial Union OFE BPH CU WBK	**4 670 444**	**10.14%**

1.3 Governing Bodies of Orbis S.A. : the Management Board and the Supervisory Board

During the period from January 1, 2009 till June 30, 2009, the Company's governing bodies, i.e. the Management Board and the Supervisory Board, were composed of the following persons:

Table 2. The Company's governing bodies

Governing body	Function	Names of members
Management Board	President	Jean-Philippe Savoye
	Vice-President	Ireneusz Andrzej Węgłowski
	Member	Yannick Yvon Rouvrais
	Member	Marcin Szewczykowski

(all amounts are in PLN thousand, unless stated otherwise)

Governing body	Function	Names of members
Supervisory Board	Chairman	Claude Moscheni
		Jacek Kseń
		Michael Flaxman (till June 8, 2009)
		Christophe Guillemot (till June 12, 2009)
		Erez Boniel
		Christian Karaoglanian
		Elżbieta Czakiert
		Artur Gabor
		Jarosław Szymański
		Andrzej Procajło
		Yann Caillère (from June 15, 2009)
		Marc Vieilledent (from June 15, 2009)

Changes in the Supervisory Board

- Mr. Michael Flaxman, member of the Supervisory Board of Orbis S.A., submitted his resignation from serving on the Supervisory Board of Orbis S.A. in a letter dated June 8, 2009 (see: current report no. 17/2009).
- Mr. Christophe Guillemot, member of the Supervisory Board of Orbis S.A., submitted his resignation from serving on the Supervisory Board of Orbis S.A. in a letter dated June 12, 2009 (see: current report no. 17/2009).
- On June 15, 2009, the General Meeting of Orbis S.A. Shareholders appointed Mr. Yann Caillère and Mr. Marc Vieilledent as members of the Company's Supervisory Board (see: current reports no. 18/2009 and 19/2009).

To the Company's knowledge, as at the report date, members of the Management Board hold the following shares in Orbis S.A.:

1. Jean-Philippe Savoye - President of the Management Board holds 1 000 Orbis S.A. shares
2. Ireneusz Andrzej Węglowski - Vice-President of the Management Board holds 3 000 Orbis S.A. shares
3. Yannick Yvon Rouvrais - Member of the Management Board does not hold any Orbis S.A. shares
4. Marcin Szewczykowski - Member President of the Management Board does not hold any Orbis S.A. shares

To the Company's knowledge, as at the report date, members of the Supervisory Board of the 7th tenure hold the following shares in Orbis S.A.:

1. Claude Moscheni does not hold any Orbis S.A. shares
2. Jacek Kseń does not hold any Orbis S.A. shares
3. Erez Boniel does not hold any Orbis S.A. shares
4. Christian Karaoglanian does not hold any Orbis S.A. shares
5. Elżbieta Czakiert holds 511 Orbis S.A. shares
6. Artur Gabor does not hold any Orbis S.A. shares
7. Jarosław Szymański does not hold any Orbis S.A. shares
8. Andrzej Procajło does not hold any Orbis S.A. shares
9. Yann Caillère does not hold any Orbis S.A. shares
10. Marc Vieilledent does not hold any Orbis S.A. shares

2. COMPANIES FORMING THE ORBIS GROUP

2.1 Changes in the Group's structure since January 1, 2009

Information on changes in the structure of the Orbis Group and their possible effects is provided in point 2.2 of the condensed interim consolidated financial statements for the first half of 2009.

(all amounts are in PLN thousand, unless stated otherwise)

2.2 Companies forming the Group as at the report date

Chart 3. Graphic presentation of the organizational structure of the issuer's Group and information concerning links within the Group*


ORBIS Spółka Akcyjna
parent company
SUBSIDIARY COMPANIES
ASSOCIATED COMPANIES
UAB Hekon
100%
Hekon-Hotele Ekonomiczne S.A.
100%
Orbis Casino Sp. z o.o.
33.33%
20.00%
Orbis Kontrakty Sp. z o.o.
80.00%
PBP ORBIS Sp. z o.o.
95.08%
0.17%
70.82%
PMKS Sp. z o.o.
Orbis Transport Sp. z o.o.
PKS Tarnobrzeg Sp. z o.o.
99.05%
98.88%
PKS Gdańsk Sp. z o.o.
99.05%
Inter Bus Sp. z o.o.
99.05%
WT Wilkasy Sp. z o.o.
Capital Parking Sp. z o.o.
99.05%
100%

* % share in indirect subsidiaries is computed with consideration given to the % share held by Orbis S.A. in direct subsidiaries.

(all amounts are in PLN thousand, unless stated otherwise)

2.3 Description of consolidated companies forming the Orbis Group

Apart form the financial statements of Orbis S.A., the consolidated financial statements of the Orbis Group comprise:

- financial statements of Hekon-Hotele Ekonomiczne S.A. and UAB Hekon – a subsidiary of Hekon-Hotele Ekonomiczne S.A., which have been fully consolidated,
- financial statements of Orbis Kontrakty Sp. z o.o. – a subsidiary (80% - Orbis S.A. and 20% - Hekon – Hotele Ekonomiczne S.A.), which have been fully consolidated,
- financial statements of PBP Orbis Sp. z o.o. and financial statements of the ORBIS Transport Group, which have been fully consolidated,
- financial statements of the associate company Orbis Casino Sp. z o.o. consolidated using the equity method.

The company **Hekon – Hotele Ekonomiczne S.A.** was established on February 19, 1997, and registered in the Commercial Register, section B, under the number 57835 in the District Court for the Capital City of Warsaw. The Company was registered in the Register of Business Operators of the National Court Register (KRS) under the number 0000113855 on May 21, 2002, by the District Court for the Capital City of Warsaw.

The scope of the Company's business operations covers:

- hotel and food&beverage services,
- construction and furbishing works,
- purchase, sale and lease of real property.

UAB Hekon – a single-shareholder company with its corporate seat in Vilnius, established under the laws of Lithuania by Hekon-Hotele Ekonomiczne S.A., registered on January 13, 2003 under the number UĮ 03-12. The company was established to operate Novotel Vilnius in Vilnius, a hotel opened on April 1, 2004. Novotel Vilnius is the first hotel of the Orbis Hotel Group located abroad.

Orbis Kontrakty Sp. z o.o. was founded on January 24, 2005 by Orbis S.A. and Hekon – Hotele Ekonomiczne S.A. The Company was entered in the Register of Business Operators on February 14, 2005 under the number KRS 0000228450 by the District Court for the Capital City of Warsaw, XII Economic Division of the National Court Register [KRS].
Core business operations of the Company comprise organization of purchases for hotels managed by each of the shareholders.

The parent company Orbis S.A. and its subsidiaries Hekon – Hotele Ekonomiczne S.A., Orbis Kontrakty Sp. z o.o. and UAB Hekon form the **Orbis Hotel Group**; operating performance of which is of key significance for the entire Group and will be presented in subsequent part of the report.

Polskie Biuro Podróży Orbis Sp. z o.o. was founded on December 7, 1993 by PP Orbis and Bank Turystyki S.A. On June 15, 1993, the Company was registered in section B, No. RHB 37048, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On September 20, 2001, the District Court for the Capital City of Warsaw, XX Economic Division of the National Court Register registered the Company in the Register of Business Operators under the number KRS 0000046253.

The scope of the Company's business operations includes, above all:

- organization and servicing of domestic and international tourism,
- coordination, organization and servicing of congresses, gatherings, conferences and other special events,
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel,
- provision of transport services, including lease of transport vehicles, organization of transportation by own transport vehicles,
- provision of hotel and food&beverage services, including ancillary services.

Orbis Transport Sp. z o.o. was founded on July 1st, 1993 by PBP Orbis and Bank Turystyki S.A. On July 1, 1993, the Company was registered in section B, No. RHB 37309, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On September 11, 2001, the District Court for the Capital City of Warsaw, XX Division of the National Court Register registered the Company in the Register of Business Operators under the number KRS 0000037337.

(all amounts are in PLN thousand, unless stated otherwise)

The scope of the Company's business operations includes, above all:

- domestic and foreign transportation services,
- rental and lease of cars,
- trading activities – including: resale of cars and spare parts,
- export and import of goods and services,
- agency in the provision of tourist, hotel and transportation services,
- passenger transport - bus transport on regular routes,
- servicing motor vehicles, parking services,
- agency and representation services,
- tourist services.

Together with its subsidiaries Capital Parking Sp. z o.o., Inter Bus Sp. z o.o., PKS Gdańsk Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. and PMKS Sp. z o.o., Orbis Transport Sp. z o.o. forms the **Orbis Transport Group**.

Orbis Casino Sp. z o.o. was founded on April 28, 1989 by PP Orbis, Cherryföretagen AG and Skanska AG and registered in section B, No. RHB 18620, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On October 22, 2002, the company was entered in the Register of Business Operators kept by the District Court for the Capital City of Warsaw, XX Economic Division of the National Court Registry under the number KRS 0000135406.

The scope of business operations of the Company includes predominantly:

- activities connected with games of chance and mutual bets,
- food & beverage services,
- running currency exchange offices.

Information on non-consolidated Companies forming the Orbis Group is provided in point 2.3 of the condensed interim consolidated financial statements for the first half of 2009.

3. SIGNIFICANT FACTORS FOR THE DEVELOPMENT OF THE GROUP, INCLUDING DESCRIPTION OF MAJOR RISKS AND THREATS, PROSPECTS FOR CHANGES IN FACTORS

3.1 External Factors

3.1.1 Macroeconomic Factors

Economic growth. The level and rate of growth of the GDP is the basic factor determining demand in the tourist and hotel sector. The growth in the gross domestic product in the first quarter of 2009 stood at 0.8%. Also, according to estimates, in the second quarter of 2009 the gross domestic product will not differ significantly from the GDP reported in the first quarter of 2009 (statement by Vice-President of the Central Statistical Office [*GUS*], Mrs. H. Dmochowska, dated July 23, 2009). In 2008, the GDP grew by 6.1% and 5.9% in the first and second quarters of 2008, accordingly.

Currency rates. The EUR/PLN exchange rate exerts a substantial impact on the level of sales in the hotel business, foreign incoming traffic department and the Rent a Car segment. Turbulences experienced in the first six months of 2009 by the global financial markets further depreciated the Polish zloty. According to data of the National Bank of Poland, in the first half of 2009 the average EUR/PLN rate was PLN 4.4707, i.e. by 28% higher than the average EUR/PLN rate in the first half of 2008.

Tourist traffic. The Institute of Tourism published estimates covering foreign incoming and outgoing traffic for the first quarter of 2009. During the three months of 2009, 8.4 million Poles were reported to have traveled abroad (by over 20% less than in the first quarter of 2008). During the same period, 11.8 million foreigners came to visit Poland (by 10% less than in the corresponding period of 2008). The number of tourists' arrivals in this period is estimated at approx. 2.4 million (by 19% less than in the first quarter of 2008).

No data concerning incoming, outgoing and domestic traffic in the second quarter of 2009 have been published as at the report publication date . However preliminary projections indicate that expectations that a larger number of Poles will spend their holidays abroad because of weak zloty will not be met. 19% of tourists, i.e. by as much as 2% more than a year ago, planned to go abroad (*Metro* daily of July 6, 2009 „Vacation, staple product" [*Wakacje, dobro pierwszej potrzeby*]). On the other hand, negative forecasts concerning the number of tourists coming to Poland find confirmation. According to

(all amounts are in PLN thousand, unless stated otherwise)

preliminary estimates, in the first half of 2009 the number of foreigners staying in this country went down by 20% as compared to the corresponding period of 2008 (Onet.pl Biznes, news of July 17, 2009 "Fewer foreign tourists in Poland" [*Mniej zagranicznych turystów w Polsce*]).

3.1.2 Legal Environment

The following legislative acts of significance for business operations of the Orbis Group were promulgated in the first half of 2009:

- On August 3, 2009 the Act of December 5, 2008 amending the Act "Companies and Partnerships' Code" and the Act on Trading in Financial Instruments came into force (Official Journal "Dz. U." no. 13, item 69). The amending act served as a basis for introducing numerous changes in provisions concerning joint-stock companies, among others, relating to convention of general meetings of public companies, announcement of general meetings of public companies. An opportunity was introduced for shareholders of a public company to cast their votes by mail, if such a mode of voting is provided for in the general meeting by-laws, and shareholders have been allowed to vote differently under each share held.

- On February 1, 2009 the Regulation of the Minister of Labor and Social Policy of January 29, 2009 concerning issue of work permits for foreigners came into force (Official Journal "Dz. U." no. 16, item 84). The Regulation specifies, among others, types of work permits, procedures concerning work permits, list of documents in proceedings for the issue or extension of work permits.

3.2 Internal Factors

3.2.1 Investment Program of the Group

In the first half of 2009 the **Orbis Group** invested **PLN 78 765 thousand.**

Table 3. Investment Expenditure in the Group

Name of the entity	1st half of 2009	1st half of 2008	%change 2009/2008
Orbis Hotel Group*	38 654	109 650	-64,75%
PBP Orbis Sp. z o.o.	671	1 017	-34,02%
Orbis Transport Group	39 440	46 951	-16,00%
Orbis Group	**78 765**	**157 618**	**-50,03%**

*Figures pertaining to the Orbis Hotel Group include prepaid investments.

In the first half of 2009, the expenditure of the **Orbis Hotel Group** on property, plant and equipment amounted to **PLN 38 654 thousand** (of which PLN 28 033 thousand was expended by Orbis S.A.).

Works related to the construction of an Ibis hotel in Kielce and provision of the hotel with necessary FF&E continued. The hotel was opened in May this year. The hotel offers 114 rooms, a restaurant and a conference room. Also, construction works were underway in Etap hotel in Toruń; this property is scheduled to be opened in August 2009. In the first half of 2009, works related to the construction of Etap and Ibis hotels in Kraków were also carried out.

In the first half of 2009, major modernization works were performed in the following hotels:

- In January 2009 works related to comprehensive modernization of the **Grand hotel in Warsaw** and finishing of successive 141 rooms were completed. Presently, guests have at their disposal a hotel that offers 299 living units with a new interior design and fully equipped conference rooms. The hotel was modernized in line with the latest requirements of the Mercure brand.
- The comprehensive modernization of the **Mercure Hevelius hotel in Gdańsk,** started in 2007, is coming to an end. In the first half of 2009, a successive stage of works covering interior design and remodeling of public areas (mezzanine + ground floor) was underway. Works are scheduled to end in August 2009.
- In the first quarter of 2009, works in the **Skalny hotel in Karpacz** focused on modernization of the swimming pool and its back-up facilities. Recreation rooms were rendered operative in March this year.

(all amounts are in PLN thousand, unless stated otherwise)

As far as the remaining hotels are concerned, investment expenditure was spent on small-scale modernizations that were nevertheless required for proper functioning of the hotel as well as guests' safety and comfort. Expenditure was also earmarked for purchase of property, plant and equipment, including hardware and software. In terms of IT, the month of January 2009 witnessed the launch of a project of Orbis hotels' systemic migration to the Accor network and structures. By the end of June 2009 related works had been completed in 12 hotels. The migration allows, among others, for automatic incorporation of hotels into the Accor network reservation system (TARS).

Investment expenditure incurred by **PBP Orbis Sp. z o.o.** in the first half of 2009 amounted to **PLN 671 thousand** and was earmarked for the purchase of IT equipment (portable and stationary computers, printers and servers) as well as software.

The investment spending of the **Orbis Transport Group** in the first half of 2009 amounted to **PLN 39 440 thousand,** of which PLN 24 435 thousand was allotted for purchase of motor vehicles for the purpose of car rent and leasing business of the parent company. The remaining amount was expedited among others for the purchase of seven coaches by PKS Gdańsk Sp. z o.o. and for repayment of installments by PKS Tarnobrzeg Sp. z o.o. due for coaches purchased in 2007.

3.2.2 Employment

As at the end of June 2009, the average employment level in the Orbis Group stood at **5 022** full-time jobs and was by 3.3% lower as compared to the corresponding period of the past year. The drop is predominantly attributable to PBP Orbis Sp. z o.o. reporting a 21.0% decline in employment as a result of a consistent restructuring and increased labor efficiency.

Table 4. Average employment in the Orbis Group (full-time jobs)

Name of the entity	1st half of 2009	1st half of 2008	% change 2009/2008
Orbis Hotel Group	3 745	3 784	-1.03%
PBP Orbis Sp. z o.o.	428	542	-21.03%
Orbis Transport Group	849	866	-1.96%
Orbis Group	**5 022**	**5 192**	**-3.27%**

3.3 Prospects of the Group's Development

3.3.1 Economic Development and Tourist Traffic Forecasts

In accordance with the report of the Bureau for Investments and Economic Cycles [BIEC], June was a successive month marked by an upturn in the economy. The Leading Economic Index (LEI), that predicts in advance future trends in the economy, was on the rise for three months and improved by another two points in June. Five out of eight index components improved as compared to past month levels, one component remained unchanged, while two other deteriorated.

"Positive trends in the real sphere are strengthening, also market actors' expectations as regards future condition of the economy are improving. Chances of overcoming the recession of the world economy are rising. All these factors put together give hope for countering the recession this year and for the recovery of the economy next year" – the survey commentary states. At the same time, BIEC analysts warn that special caution should be exercised in predicting economic conditions in the nearest future (cf: www.forsal.pl: "According to BIEC, the economy improved in June" 2009-06-29 09:50, PAP sources).

In accordance with corrected forecasts of the Institute of Tourism, following a decline down to 13 million in 2008, the overall number of tourists' arrivals will further go down to 11.6 million in 2009, but should start rising slowly up to approx. 13.2 million in the years 2012 and 2013. The resulting average rate of growth of tourists' arrivals in Poland in 2008 – 2013 equals 0.6%.

Chart 4. Tourist arrivals during years 2000 – 2008 and forecast up to 2013.


(mln)
Total tourist arrivals
av.rate of change:94-08 -2,7%
av.rate of change 2008-2013: 0,6%
20
18
16
14
12
10
17,4
15,0
14,0
13,7
14,3
15,2
15,7
15,0
13,0
11,6
11,9
12,4
13,2
13,3
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Source: estimates and forecasts by the Institute of Tourism (June 2009)

Stabilization may be expected in the number of arrivals from Germany after the drop in 2008. Arrivals of our Eastern neighbors declined significantly in 2008 after Poland entered the Schengen zone. How these losses will be set off in future is not certain.

Chart 5. Tourist arrivals per main country segments (in million)


mln
20
18
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Other
Major overseas
15 EU (excl. Germany)
Russia, Belorussia, Ukraine
Germany

Source: estimates and forecasts by the Institute of Tourism (June 2009)

3.3.2 Plans for Subsequent Periods

Slowdown of the GDP growth in Poland and deterioration of the economic conditions in the entire Europe have a visible impact upon the revenues from the hospitality sector. The Group companies, experiencing deteriorated economic conditions, are actively looking for savings in outsourcing contracts, renegotiate agreements with their business partners and sub-contractors and slow down the investment process. A diversified hotel base, focus on in-depth profitability analysis and flexible reaction to the changing market environment as well as stable financial situation provide grounds for predicting that the Group will proceed uneventfully despite problems triggered off by the economic crisis.

(all amounts are in PLN thousand, unless stated otherwise)

As at June 30, 2009, the Orbis Group reported net working liabilities of PLN 67 million. Continued business of the companies belonging to the Group is backed by the amount of PLN 34 million of current liabilities representing prepayments for tourist and hotel services, which will in the future be posted to revenues and consolidated result of the Group (due to seasonality, which is typical in this business). Moreover, non-current assets held for sale (PLN 4 million) represent chiefly means of transportation withdrawn from operations on the car rental and lease markets, which are relatively liquid assets. The value of unused credit lines of the Group totals PLN 50 million.

Investment Program of the Orbis Hotel Group

Reduced speed of economic development in Poland and around the worlds is directly mirrored in the standing of the hotel industry. Analyses have indicated that, given prevailing market conditions, implementation of all modernization and development projects provided for in the Orbis Hotel Group Strategy is not possible. Consequently, Orbis S.A. investment plans for the nearest future have been modified.

Notwithstanding the above limitations, actions aimed at improving guests' comfort and adapting facilities to the requirements of new brands will be carried out. Works to this effect will be underway in, among others, Novotel Airport in Warsaw, where rooms will be given a new Novation Light interior design. The budget of planned investment expenditure covers also preparation of design documents for modernization of Novotel Centrum in Poznań, plans provide for the launch of modernization works in the banquet/conference areas on the 11th floor of the Mercure Grand in Warsaw. In the second half of 2009, the project of systemic migration of Orbis hotels to the Accor network and structures will be continued, covering subsequent 8 hotels. In its investment plan adopted for 2009 the Orbis Hotel Group provided for funds for purchase of new plots of land and preparation of design documents for construction of successive hotels in selected locations owned by the Group. New plots of land are also being searched for.

Program of Changes in PBP Orbis Sp. z o.o.

The Company restructuring program, modified and expanded in connection with the crisis, will be continued in the second half of 2009. Its objective is to optimize a management process and use of the Company's resources through:

- Continued transformations of the Company organizational structure;
- Continued works related to the implementation of new IT systems in the field of sales, finance, accounts, payroll and distribution channels;
- Implementation and use of a new strategy of marketing communication.

Program of Changes in the Orbis Transport Group

Strategic objectives of the Company and the Group for the year 2009 did not change. Development trends will continue in all areas of core business of the Company and its subsidiaries and the operations of the parent company will focus on strengthening its market position in the long-term rent and lease businesses:

- Coach transport department – continuation of cost saving process for transport services, streamlining of lines and their routes,
- CFM department – maintenance of the fleet service volume, stabilization of the margin level, reduction of fleet service costs, ensuring a stable and cheap source of financing the activities,
- RaC department – intensification of sales through promoting activities and further optimization of costs,
- Local transport services – increasing profitability through verification and unification of ticket tariffs and modification of time schedules, modernization and construction investments.

(all amounts are in PLN thousand, unless stated otherwise)

4. FINANCIAL RESULTS OF THE ORBIS GROUP

4.1 Income statement

Table 5. Income statement of the Orbis Group

PLN thous.	1st half of 2009	1st half of 2008	% change
Net sales of products, merchandise and raw materials	475 393	552 200	-13,9%
*% share in total revenues **	**98,49%**	**99,02%**	
Cost of services, products, merchandise and raw materials sold	(374 371)	(410 427)	-8,8%
Distribution & marketing expenses	(25 180)	(27 196)	-7,4%
Overhead & administrative expenses	(68 844)	(79 008)	-12,9%
of which:			
- depreciation & amortization	(86 061)	(84 917)	1,3%
- staff costs	(137 245)	(147 628)	-7,0%
- outsourced services	(129 614)	(163 209)	-20,6%
*% share in total costs***	**95,25%**	**97,08%**	
Other operating income	7 310	5 472	33,6%
Other operating expenses	(9 422)	(6 141)	53,4%
Operating profit (loss) - EBIT	**4 886**	**34 900**	**-86,0%**
Finance costs	(13 930)	(9 393)	48,3%
Share in net profits/ losses of associated companies	(884)	279	
Profit (loss) before tax	**(9 928)**	**25 786**	
Income tax	(2 107)	(5 413)	-61,1%
Net profit (loss)	**(12 035)**	**20 373**	
EBIT margin (EBIT/Revenues)	1,0%	6,3%	-5,3pp
EBITDA	**90 947**	**119 817**	**-24,1%**
EBITDA margin (EBITDA/Revenues)	19,1%	21,7%	-2,6pp

** Total revenues are understood as the sum of sales as well as other operating and finance income.*

*** Total costs are understood as the sum of costs of services, products, merchandise and raw materials sold, distribution & marketing expenses, overhead & administrative expenses, other operating expenses and finance costs.*

In the first half of 2009, the Orbis Group generated **sales** at a lower level than in the corresponding period of past year.

The hotel and tourist industry was negatively affected by the economic crisis. The **Orbis Hotel Group** which, due to size of its operations, has the biggest impact upon the sales of the Group, reported a drop in sales in the first half of 2009. Poor economic conditions were even more negatively mirrored in performance of **PBP Orbis Sp. z o.o.** At the same time, the **Transport Group** generated sales for the first half of 2009 at a level close to that reported in the corresponding period of 2008. Development of the long-term car rent segment had a decisive impact on the result achieved.

Cost of services, products, merchandise and raw materials sold of the Orbis Group went down in the first half of 2009 as compared to the corresponding period of 2008 predominantly, due to a limited scale of provided services. Also, the crisis forced the Companies to look for savings in contracts with suppliers and renegotiating contracts with sub-contractors.

(all amounts are in PLN thousand, unless stated otherwise)

Distribution & marketing expenses went down in the first half of 2009 as compared to the first half of 2008 as well, chiefly as a consequence of lower fees posted in Orbis S.A. for affiliation with hotel systems as well as lower costs of commissions on the sale of tourist offers by agents in PBP Orbis Sp. z o.o., as both types of costs depend on the level of sales.

Overheads & administrative expenses declined quite markedly in the first half of 2009 as compared to the corresponding period of 2008 as an outcome of savings plans implemented in each company, particularly in the area of outsourcing costs (renegotiation of operation&maintenance contracts).

Other operating income and **operating expenses** of the Group went up in the first half of 2009 as compared to the corresponding period of 2008, which results first and foremost from received amounts of damages and accrued positive exchange rate differences booked by Orbis Transport Sp. z o.o. and from a growth in current costs of employment restructuring in Orbis S.A.

Despite difficult market environment in which the companies operated, at the end of the first half of 2009 the Orbis Group generated a positive operating result **(EBIT)** of **PLN 4 886 thousand** and a positive **EBITDA** of **PLN 90 947 thousand.**

There was no **finance income**, while **finance expenses** in the Group, comprising chiefly interest on borrowings, increased in the first half of 2009 as compared to the corresponding period of 2008.

As a result of all the above described factors in the first half of 2009 the Orbis Group reported a net loss of **PLN 12 035 thousand.**

4.2 Operating Results of Leading Group Companies

Financial results of the Group and its companies are an outcome of their operating results. Below we present basic operating ratios of individual companies of the Group along with comments.

4.2.1 Orbis Hotel Group

During 6 months of 2009 the Orbis Hotel Group generated **sales** at a lower level than a year ago. Evident, intensifying symptoms of a financial crisis resulted in a considerable reduction of the number of both tourists visiting our country and business trips and, consequently, worse results generated by the Group. Additionally, the Group has a few hotels that have been rendered operative quite recently (including one property opened in the semi-annual period concerned) but which are still at a start-up stage and do not attain targeted revenues, all while generating costs (including pre-opening costs).

Table 6. Financial results of the Orbis Hotel Group

PLN thous.	1st half of 2009	1st half of 2008	% change
	Orbis Hotel Group		
Net sales	341 221	385 364	-11,5%
EBIT	(1 820)	42 851	
EBITDA	66 439	111 013	-40,2%
Net profit/loss	**(11 629)**	**28 381**	

(all amounts are in PLN thousand, unless stated otherwise)

The "pro forma" EBITDA, following elimination of one-off events not covered by the forecast of Orbis Hotel Group results, is as follows:

Table 7. EBITDA after elimination of one-off events of the Hotel Group

PLN thous.	1st half of 2009	1st half of 2008	% change
	Orbis Hotel Group		
EBITDA	66 439	111 013	-40,2%
revaluation of financial non-current assets	14 500	0	
"pro forma" EBITDA	80 939	111 013	-27,1%

In the first half of 2009 the Hotel Group reported a growth in the number of rooms as compared to the corresponding period of 2008 due to the opening of two Etap hotels in Wrocław in the second half of 2008, an Ibis hotel in Kielce in the first half of 2009 as well as due to the reopening of the Mercure Grand Hotel at the beginning of 2009. Unfortunately, these openings were not mirrored in operating ratios attained in the first half of 2009, which is attributable to the continued economic crisis which brought about, among others, a dramatic decline in the number of tourists visiting this country, reflected in a low occupancy rate. The level of this ratio exerted a negative impact on other ratios (number of roomnights sold and Revenue per Available Room).

Table 8. Operating ratios of the Orbis Hotel Group*

Ratios	1st half of 2009	1st half of 2008	% change
occupancy rate	44,50%	53,90%	-9,40pp
Average Room Rate (ARR) in PLN	236,6	233,1	1,50%
Revenue per Available Room (RevPAR) in PLN	105,3	125,5	-16,10%
number of roomnights sold	901 003	1 039 741	-13,34%
number of rooms	11 260	10 847	3,81%
% structure of roomnights sold			**change in % pts**
domestic clients	51%	47%	4,00pp
foreigners	49%	53%	-4,00pp
business clients	66%	69%	-3,00pp
tourists	34%	31%	3,00pp

*This table contains collective data of hotels belonging to Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon.

4.2.2 PBP Orbis Sp. z o.o.

Net sales of PBP Orbis Sp. z o.o. declined quite significantly as compared to the first half of 2008 as an effect of a strong economic crisis that particularly affected the tourist industry. Drops were reported in sales of all types of products, with the exception of foreign incoming traffic where considerable depreciation of PLN against EUR and USD allowed to increase revenues. A special decrease was reported in foreign outgoing traffic (by over 40%) due to a slump in demand for this product on the domestic market (increased unemployment rate, frozen salaries) and higher costs of trips in view of low exchange rate of the Polish zloty. At the same time, the situation on the market forced intensified marketing campaigns, in the setting of limited price flexibility (hotel base and carriers are contracted much in advance, which made renegotiations more difficult). Despite the implemented savings program, the company closed the period with a loss.

Table 9. Financial results of the PBP Orbis Sp. z o.o.

PLN thousand	1st half of 2009	1st half of 2008	% change
	PBP Orbis Sp. z o.o.		
Net sales	60 870	94 934	-35,9%
EBIT	(10 101)	(6 684)	-51,1%
EBITDA	(8 774)	(5 263)	-66,7%
Net profit/loss	**(10 278)**	**(5 331)**	**-92,8%**

The above described financial results are supported by operating performance of the company. Poor business conditions were not conducive to increasing costs and hit, in the first place, those services segments that can be easily abandoned or significantly reduced, including tourist services. This was mirrored in the number of clients, which declined by half as compared to the particularly advantageous, corresponding period of the preceding year. The decline concerned both incoming and outgoing traffic and ticket sales.

Table 10. Industry ratios of PBP Orbis Sp. z o.o.

	1st half of 2009	1st half of 2008	% change
Number of PBP Orbis clients	246 029	526 599	-53,28%
Number of participants of trips abroad purchased or organized by or via PBP Orbis	25 383	29 039	-12,59%
Number of foreign tourists who visited Poland with PBP Orbis (total number of tourists serviced by the Incoming Tourist Center and local branches)	13 130	28 378	-53,73%

4.2.3 Orbis Transport Group

Net sales of the Orbis Transport Group in the first half of 2009 were lower than a year ago. Only the Hertz Lease department reported a growth in sales as an outcome of an increased number of cars in the segment as a result of execution of new contracts. Nevertheless, due to performance of the long-term and short-term rental sector as well as a flexible policy of the company coupled with efforts aimed at consistent improvement of profitability levels the Group closed the period with markedly better EBIT and EBITDA than in the preceding year.

Table 11. Financial results of the Orbis Transport Group

PLN thous.	1st half of 2009	1st half of 2008	% change
	Orbis Transport Group		
Net sales	81 029	84 122	-3,7%
EBIT	3 371	1 471	-129,2%
EBITDA	19 880	16 840	-18,1%
Net profit/loss	**100**	**(1 637)**	

(all amounts are in PLN thousand, unless stated otherwise)

In the first half of 2009 the number of passengers carried by coaches of the Orbis Transport Group decreased as compared to the corresponding period of 2008, mainly due to the global economic crisis but also as a result of growing competition. The decline in the mileage covered is an outcome of restructured time schedules for selected lines in terms of their routes and frequencies as a result of on-going profitability analysis. During the period in question, the short-term car rental business reported a drop in the number of rented cars, which resulted from reduced demand on the part of potential clients who are forced to save on costs and restrict business trips due to the crisis, as well as from intensified competition in this segment. Also, the Hertz Lease business reported a drop in the number of newly leased vehicles. Restrictions on investments and purchases in many companies result in a lower number of ordered cars. Nevertheless, the total number of leasing contracts went up.

Table 12. Industry ratios of the Orbis Transport Group

	1st half of 2009	1st half of 2008	% change
Number of persons transported by Orbis Transport Group coaches	1 890 598	2 064 674	-8,43%
Mileage covered by Orbis Transport Group coaches	11 382 462	14 299 671	-20,40%
Number of car rental days in Hertz RaC	24 449	31 632	-22,71%
Number of cars leased in Hertz Lease (new contracts)	301	412	-26,94%

5. STATEMENT OF FINANCIAL POSITION OF THE ORBIS GROUP

Table 13. Consolidated statement of financial position of the Orbis Group

PLN thous.	As at June 30, 2009	As at Dec. 31, 2008	% change in 6 months ended June 30, 2009	As at June 30, 2008	% change in 12 months ended June 30, 2009
Non-current assets	2 240 047	2 252 073	-0,5%	2 170 533	3,2%
% share in balance sheet total	*88,4%*	*90,2%*		*88,0%*	
Current assets	289 382	238 724	21,2%	280 512	3,2%
% share in balance sheet total	*11,4%*	*9,6%*		*11,4%*	
Non-current assets held for sale	3 594	5 240	-31,4%	14 557	-75,3%
% share in balance sheet total	0,1%	0,2%		0,6%	
TOTAL ASSETS	**2 533 023**	**2 496 037**	**1,5%**	**2 465 602**	**2,7%**
Shareholders' equity	1 795 183	1 806 758	-0,6%	1 799 951	-0,3%
% share in balance sheet total	*70,9%*	*72,4%*		*73,0%*	
Liabilities	737 840	689 279	7,0%	665 651	10,8%
% share in balance sheet total	*29,1%*	*27,6%*		*27,0%*	
TOTAL EQUITY AND LIABILITIES	**2 533 023**	**2 496 037**	**1,5%**	**2 465 602**	**2,7%**

Non-current assets

The Group's non-current assets are dominated by property, plant and equipment, the main items of which constitute hotel buildings as well as land and rights to perpetual usufruct of land. Changes in the balance sheet of the parent company have the biggest impact on this group of assets, since the parent's assets are the main element contributing to the total value of PP&E. The value of this item in the first half of 2009 remained at a similar level due to a setting off effect of investment expenditure and depreciation.

Current assets

Current assets are dominated by 3 items: trade receivables, cash and cash equivalents as well as other short-term receivables. The first, largest item is trade receivables which are impacted by volume of turnover from hotel business,

(all amounts are in PLN thousand, unless stated otherwise)

transportation and tourist service as well as, to a lesser extent, economic crisis that triggers off temporary problems with liquidity and delayed payments for some clients. The value of cash and cash equivalents as at the end of the first half of 2009 went up markedly as an effect of a refund of a sizeable about of VAT on investment expenditure received by Orbis S.A. and diminished demand for money in connection with slowed down investment processes. The decline in the third of the listed items, i.e. other short-term receivables, as compared to the end of 2008 as well as during the last 12 months, is impacted predominantly by a decrease of public law receivables related to VAT on investment purchases; this amount was refunded to Orbis S.A. by tax authorities. The second reason behind the drop is a decline in the amount of prepayments for property, plant and equipment as a result of temporary curbing of investment expenditure during the economic crisis.

Non-current liabilities

Non-current liabilities of the Company comprise 5 main items, of which borrowings represent the most substantial one. Borrowings remained at a similar level as compared to the end of 2008. The growth in this item against the first half of 2008 was chiefly a result of a successive tranches of the fixed-term investment borrowings taken by Orbis S.A. and simultaneous reclassification of PLN 94 million of long-term borrowings to current receivables. The two other large items are the provision for deferred income tax and provision for pension and similar benefits. The first item dropped, which is mostly attributable to fluctuations in differences between the balance sheet and tax values of non-current assets, while the latter remained at the level reported as at the first half and the end of 2008.

Current liabilities

The Current liabilities item is dominated by borrowings. During 12 months of the year this item grew, mainly due to reclassification of long-term borrowings by Orbis S.A. The second largest item, other current liabilities, went up as compared to the end of 2008, which is attributable to a growth in advances and prepayments. Also, the marked decline during the period of 12 months is a result of an disadvantageous change in the amount of advances and prepayments and absence of any liabilities on account of dividend for Orbis S.A. shareholders, while such liabilities were posted in the accounts a year ago. Another major item in this group is trade payables, the value of which depends predominantly on the seasonal fluctuations in the volume of turnover from market segments in which the Group provides its services.

6. STATEMENT OF CASH FLOWS

Table 14. Statement of net cash flows in the Orbis Group

in PLN thous.	1st half of 2009	1st half of 2008	% change
Cash flows from operating activities	136 553	80 044	70,6%
Cash flows from investing activities	(69 370)	(154 914)	55,2%
Cash flows from financing activities	(18 938)	39 904	
Total net cash flows	48 245	(34 966)	
Cash and cash equivalents at end of period	113 983	71 386	59,7%

In the first half of 2009, the Orbis Group reported positive net cash flows from operating activities. The net cash flows from these activities fully covered negative balances of cash flows from investing and financing activities, therefore total cash flows reported by the Group in the first half of 2009 were positive.

Operating activities

The Orbis Group reported positive net cash flows from operating activities in the semi-annual period. Despite a substantially lower value of profit before tax, the cash flows remained at the same level. It was mainly due to positive adjustments of the result. The most important adjustment was depreciation/amortization, while the second largest adjustment was change in liabilities. The change in the balance of receivables significantly reduced the net cash flows.

Investing activities

The Orbis Group reported negative net cash flows from investing activities in the last six months. Their value is noticeably higher as compared to the corresponding period of 2008. This result was impacted mostly by the performance of Orbis S.A. which engaged less sizeable funds in hotel investments and modernizations. The only sources of positive cash flows from investing activities were proceeds from sale of property, plant and equipment, above all of means of

(all amounts are in PLN thousand, unless stated otherwise)

transport, by Orbis Transport Sp. z o.o. However, their value was negligible as compared to the value of negative cash flow items.

Financing activities
During the first half of 2009, the Orbis Group generated negative cash flows from financing activities. This result was mostly attributable to a much smaller scale of new borrowings taken in the Group than a year ago. The most important expense under financing activities was the repayment of borrowings taken and interest thereon.

7. BOARD'S POSITION REGARDING POSSIBILITY OF EXECUTION OF PREVIOUSLY PUBLISHED FORECASTS

In connection with publication of the financial statements for the first half of 2009, the Management Board of Orbis S.A. comments upon the forecasted 2009 EBITDA result of the Orbis Hotel Group, composed of Orbis S.A., Hekon - Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o. The up-dated forecast, disclosed in the current report no. 3/2009, provides for a total 2009 EBITDA of the Orbis Hotel Group in the amount of PLN 220 million. The **EBITDA** result generated in the first half of 2009, with one-off events not covered by the forecast eliminated, amounted to **PLN 80 939 thousand** (details in point 4.2.1 of the report). Regarding possibility of execution of the published forecast, the Company Board takes a neutral position. Considering the impact of seasonality on hotel and food&beverage businesses, the results of the second half of the year are usually better than of the first one, the results of the first half of the year do not constitute sufficient basis for the forecast update.

8. LITIGATIONS

Information on litigations pending before courts, arbitration or public administration bodies is provided in point 13 of the notes to the condensed interim consolidated financial statements of the Orbis Group as at June 30, 2009 and for 6 months ended June 30, 2009 and in point 13 of the notes to the condensed interim financial statements of Orbis S.A. as at June 30, 2009 and for 6 months ended June 30, 2009

9. RELATED PARTY TRANSACTIONS

The Company executes related party transactions on market terms. Information on related party transactions is provided in point 10 of the notes to the condensed interim consolidated financial statements of the Orbis Group as at June 30, 2009 and for 6 months ended June 30, 2009 as well as in point 10 of the notes to the condensed interim financial statements of Orbis S.A. as at June 30, 2009 and for 6 months ended June 30, 2009.

10. CONTINGENT ASSETS AND LIABILITIES

The issuer and its subsidiaries issued sureties and guarantees with a total amount in excess of 10% of the issuer's equity. Information on contingent assets and liabilities is provided in point 9 of the notes to the condensed interim consolidated financial statements of the Orbis Group as at June 30, 2009 and for 6 months ended June 30, 2009 as well as in point 9 of the notes to the condensed interim financial statements of Orbis S.A. as at June 30, 2009 and for 6 months ended June 30, 2009.

Management Board's statements

August 21, 2009

Warsaw, August 21, 2009

DECLARARTION
OF ORBIS S.A. MANAGEMENT BOARD

The Management Board of Orbis S.A. hereby declares that according to its best knowledge the condensed consolidated financial statements of the Orbis Group for the 1st semi-annual period of 2009 and comparative figures for 1st semi-annual period of 2008 and for 2008 have been prepared in accordance with the accounting principles applied by the Group and with the International Financial Reporting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing of the Orbis Group and its financial result.

At the same time, Orbis S.A. Board declares that according to its best knowledge the attached condensed semi-annual financial statements of Orbis S.A. for the same period and comparative figures for 1st semi-annual period of 2008 and for 2008 have been prepared in accordance with the applied by the company accounting policy and with the International Financial Reporting Standards and reflect, in a true, fair and transparent manner the economic and financial standing and financial result of Orbis S.A.

The semi-annual report on the operations of the Orbis Group depicts true image of development and achievements and condition of Orbis S.A. and the whole Group, including description of main threats and risks.

Warsaw, August 21, 2009

DECLARATION OF ORBIS S.A. MANAGEMENT BOARD

The Management Board of Orbis S.A. hereby declares that the entity licensed to audit the financial statements, entrusted with the task of auditing the condensed semi-annual financial statements of Orbis S.A. and the condensed consolidated semi-annual financial statements of the Orbis Group has been selected in conformity with the law and that this entity and the licensed auditors in charge of the said audit meet the requirements necessary to issue an unbiased and independent report on the audit, pursuant to the applicable regulations and professional standards.